Raiffeisen
INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

[redacted]

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

9th May 2008

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 25tht April 2008.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Raiffeisen INTERNATIONAL
Member of RZB Group

FILE NO. 82-34958

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Russian Raiffeisenbank signs 1 billion USD Syndicated Loan

Russian Raiffeisenbank signs 1 billion USD Syndicated Loan

Today, ZAO Raiffeisenbank signed an agreement, under which it is to receive a two-year syndicated loan in the amount of 1 billion USD at LIBOR + 0.65 per cent per annum. The proceeds of the facility will be used for general corporate funding requirements, including but not limited to trade related finance.

The syndicate organizers are 11 leading financial institutions: The Bank of Tokyo-Mitsubishi, Barclays Capital, Bayerische Landesbank, Citibank, Deutsche Bank, Intesa Sanpaolo Bank Ireland, Landesbank Baden-Württemberg, Mizuho Corporate Bank, UniCredit Group, Wachovia Bank and WestLB AG. The syndicate also includes 13 international banks.

Raiffeisenbank's CEO Johann Jonach commented on the transaction, "Organizing this transaction would have been challenging even in calmer times on the debt market. Until now, unsecured loans of this magnitude were available only to Sberbank. This loan is the largest syndicated transaction for a Russian financial institution since the global liquidity crunch began in August 2007. It is also the highest syndicated loan ever received by a member bank of the Raiffeisen International network in Central and Eastern Europe ever. We view the success of the transaction as a sign of the great trust that foreign investors place in us."

The original amount of the syndicated loan, which was announced in March, was 850 million USD. However, the market's strong interest in the transaction made it possible to increase the initial amount, resulting in oversubscription and a final sum of 1 billion USD. The loan was the second-largest ever for a Russian financial institution.

ZAO Raiffeisenbank is a subsidiary of Raiffeisen International Bank-Holding AG. Raiffeisenbank is the largest foreign-owned bank in Russia, ranking 7th in terms of assets among Russian banks based on 2007 results (Interfax-CEA).
Raiffeisen Internationaloperates one of the largest banking networks in CEE. 17 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies and a number of other financial service providers. About 14 million customers are attended to through more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

NO. 82-34958

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Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International shows more than 30 per cent increase in conso

- **Consolidated profit increases by 32.1 per cent to 254.4 million euros**
- **Another record result in the first quarter of 2008**
- **CIS delivers highest contribution to profit with 36 per cent**
- **Continued significant profit increase in the customer segments**
- **Balance sheet total grows by 5.1 per cent to 76.5 billion euros**
- **Loan volume clears 50 billion euros hurdle**
- **Customer base broadens to more than 14 million**
- **Cost/income ratio improves to 53.8 per cent**
- **Return on equity at 22.5 per cent despite significantly higher equity base**
- **Earnings per share plus 0.30 euros at 1.65 euros**
- **Outlook and targets unchanged**


SUCCESS IN
15 LANGUAGES

Raiffeisen International Bank-Holding AG, a member of the RZB Group headed by Raiffeisen Zentralbank Österreich AG, continued its course based on organic growth during the first quarter of 2008. **Consolidated profit** (after tax and minorities) for the first three months increased by 32.1 per cent to 254.4 million euros (Q1/2007: 192.6 million euros). **Profit before tax** grew by 26.4 per cent and amounted to 369.6 million euros (Q1/2007: 292.5 million euros), and profit after tax advanced by 21.1 per cent to 279.4 million euros (Q1/2007: 230.8 million euros). All data according to International Financial Reporting Standards (IFRS).

Again the best quarterly result in the Group's history

The consolidated profit for the first quarter of 254.4 million euros is once again a record result, disregarding one-off effects in the previous periods. **Net interest income** (plus 41 per cent) and **net commission income** (plus 20 per cent) contributed most. The increase in **general administrative expenses** (plus 23 per cent) was considerably lower than the one in net interest income. The largest contribution to profit before tax came from the CIS and accounted for 36 per cent (Q1/2007): 27 per cent).

"This quarterly result corroborates our claim that the current environment on the global financial markets has only limited influence on our business model and growth perspective. By covering 17 markets in Central and Eastern Europe and by having an excellent strategic alignment we are again able to achieve significant organic growth and increasing profitability at the same time in 2008," commented CEO Herbert Stepic on the result.

ROE slightly lower due to capital increase

The **return on equity (ROE) before tax** declined in the first quarter compared with the full year 2007 by 3.2 percentage points to 22.5 per cent. The ROE turned out lower despite a 26 per cent increase of profit before tax to 370 million euros because the equity base was significantly larger. That was due not only to the capital increase at the beginning of October 2007, but also to high profit retention last year. Average equity consequently grew by 37 per cent to 6,572 million euros.

At 17.7 per cent in the first quarter of 2008, the **consolidated ROE (after tax and minorities)** declined by a somewhat smaller 2.4 percentage points. Earnings per share in the first quarter improved by 0.30 euros on the comparable period last year to 1.65 euros despite a larger number of shares outstanding.

Own funds, consisting of equity and subordinated capital, amounted to 8.4 billion euros. Their share of the balance sheet total remained unchanged at 11 per cent. Set against that increase, resulting

from the profit of the first quarter of 279 million euros and capital contributions from minority shareholders in various Group units of 52 million euros, is a negative exchange rate movement amounting to 131 million euros.

"We have the best equity base of all Western financial institutions in CEE, and our funding is based on several strong pillars. The capital increase of last fall provided us with the necessary leeway to continue our organic growth and react swiftly to market opportunities," said CFO Martin Grüll.

Consistently significant increase in net interest income

The **operating result** for the first quarter was up 40.6 per cent on the same period of last year at 501 million euros (Q1/2007: 356 million euros).

Operating income reached 1,086 million euros, which was 30.3 per cent or 253 million euros up on the comparative period (Q1/2007: 833 million euros). Net interest income as the most important income component increased by 206 million euros to 711 million euros.

Significant increases of net interest income were registered in all regional segments. Group units in the CIS showed the best development with a plus of 49 per cent, mainly due to higher interest margins in Russia. The increase amounted to 35 per cent in Central Europe, and to 39 per cent in Southeastern Europe. The overall interest rate margin improved by 31 basis points on the first quarter of 2007 to 3.83 per cent. That was 3 basis points below the 2007 level, which may be attributed to an increase of funding costs caused by the global financial crisis.

Net commission income registered a plus of 20 per cent to 331 million euros. That was somewhat weaker after significant pluses in the previous years, which may be attributed to lower income from securities transactions and other banking services. More significant increases were achieved in the main earnings components. With an increase of 6 per cent, **trading profit** was below the growth rates of the other operating profit components. It grew by 2 million euros to 38 million euros.

New allocations to **provisioning for impairment losses** rose by 23 per cent, or 17 million euros, on the comparable period last year to 93 million euros. Of that total, 46 per cent, or 43 million euros, concerned Group units in Central Europe. That means an increase of 23 million euros on the comparable period last year. On the other hand, provisioning declined significantly in the CIS, by 15 million euros to 23 million euros net.

Despite the increase of provisioning for impairment losses, the **risk/earnings ratio** improved by 1.7 percentage points to 13.1 per cent. More than 70 per cent of all provisioning was formed for retail customers, while corporate customers accounted for the rest.

General administrative expenses grew by 23 per cent, or 108 million euros, on the comparable period last year to 585 million euros. Changes in the scope of consolidation had no noteworthy effects. Because of this relatively moderate increase despite continuing capital investment in distribution channel expansion, the cost/income ratio improved by 3.4 percentage points to 53.8 per cent. Compared with the end of 2007, it declined by even 3.8 percentage points.

Staff expenses, which accounted for exactly half of general administrative expenses, grew by 26 per cent, or 60 million euros, on the comparable period last year to 294 million euros. Similar increases were registered in all the regions, between 24 per cent (CIS) and 26 per cent (Southeastern Europe). The average number of staff was 12 per cent above the comparable period in 2007 and amounted to 59,435. As of 31 March 2008, 60,050 staff were employed.

Asset growth according to plan

Compared with the end of 2007, the balance sheet total euros, to 76.5 billion euros. That growth was entirely organic, since no material changes occurred in the scope of consolidation. However, significant devaluation of currencies correlated with the US dollar (especially in the CIS) had a negative influence on the balance sheet total of about 1 percentage point, or 0.8 billion euros. Consequently, adjusted growth of the balance sheet total came to about 6 per cent.

In absolute terms, **loans and advances to customers** grew most, namely by 2.3 billion euros since the beginning of the year. The loan volume surpassed the 50 billion mark for the first time and came in at 51.1 billion euros. Loans to retail customers grew significantly stronger (plus 7 per cent) compared with loans to corporate customers (plus 3 per cent). **Loans and advances to banks** rose by 19 per cent compared with the end of 2007 to 13.2 billion euros. The increase resulted mainly

from short-term investments with internationally operating commercial banks. The share of assets grew by 2 percentage points to 17 per cent.

On the liabilities' side, **deposits from customers** increased by 4 per cent or 1.6 billion euros to nearly 42.1 billion euros. The regional focus was in the CIS (plus 16 per cent). Deposits in Central Europe grew by 3 per cent, while they decreased by 3 per cent in Southeastern Europe. **Deposits from banks** grew by 3 per cent in the period from the beginning of the year to 20.5 billion euros.

More than 14 million customers serviced through 3,034 business outlets

Raiffeisen International's customer base comprised more than 14 million individuals and companies at the end of the first quarter, which is an increase of approximately 300,000 since year-end 2007. About 47 per cent of the customers are in the CIS, and 38 per cent in Southeastern Europe. The remaining 15 per cent of the customer base is located in Central Europe.

The number of business outlets increased in the first three months by only 19 on balance, because a net 40 branches were closed due to location optimization, especially in Ukraine. The total number thus stood at 3,034. "Expanding our branch footprint still has the highest priority for us. It is the key to a continual dynamic growth in customer numbers. We enjoy a significant competitive advantage by virtue of the largest network of all Western banks in CEE and our strong branch structure in Russia and Ukraine," said Stepic.

Segment reporting

Best quarterly result in the CIS

Of the three regional segments, the CIS registered the highest profit before tax in the first quarter with an increase of 65 per cent to 133 million euros. That was mainly due to strong increases in interest income and low new provisioning needs. Balance sheet assets rose by 33 per cent, which is also the strongest plus of all the segments. The contribution to profit before tax amounted to 36 per cent, which is 8 percentage points above the segment's share in the comparable period.

The region of Southeastern Europe contributed the second-largest share to profit before tax at 34 per cent (Q1/2007: 33 per cent). The segment registered a considerable increase of 30 per cent, or 29 million euros, to 127 million euros. That was largely based on solid growth of net interest and commission income.

In Central Europe, profit before tax remained at the same high level as in the comparable period. The segment contributed a share of 30 per cent to the total result. That represents a decline of 9 percentage points on last year's level, which was influenced by some special effects. Balance sheet assets grew by 30 per cent in comparison with last year.

The shares of balance sheet assets attributable to the individual segments remained nearly unchanged compared with December 2007. Central Europe continued to dominate consolidated assets with a share of 41 per cent, followed by Southeastern Europe at 31 per cent and the CIS at 28 per cent.

Strong growth in the customer segments

Considerable gains were registered in the **corporate customer** segment, where profit before tax rose by 59 per cent on the comparable period last year to 227 million euros. The increase was mainly due to operating business, including a rise of net interest income by 58 per cent to 252 million euros. At 26 million euros, provisioning for impairment losses remained at last year's level despite the volume growth. General administrative expenses rose by 22 per cent to 122 million euros, which is why the cost/income ratio improved further to 32.4 per cent. Other operating income includes a contribution of about 7 million euros from operating leasing. The return on equity improved only slightly because of the much larger equity base, by 0.2 percentage points, to 27.6 per cent, which is the best of all the segments. The segment's contribution to profit before tax was again the highest at 61 per cent.

Profit before tax in the **retail customer** segment improved by 19 per cent on the comparable period to 132 million euros. The increase was more moderate than in the preceding periods due to 26 per cent higher general administrative expenses totaling 412 million euros and 39 per cent higher new allocations to impairment loss provisioning (67 million euros). The return on equity fell by 3.5 percentage points to 25.8 per cent because of the greatly expanded base resulting from last year's

equity increases. Operating income from retail customers rose by 28 per cent to 620 million euros, with the greatest growth coming from net interest income at plus 32 per cent. Despite continuing high general administrative expenses due to expansion, the cost/income ratio improved by another 0.7 percentage points to 66.5 per cent. The share of total earnings attributable to the segment fell by 2 percentage points to 36 per cent.

The **treasury** segment made a nearly unchanged earnings contribution of 49 million euros (plus 1 per cent). This was achieved despite increased general administrative expenses mainly thanks to an 88 per cent improvement of net interest income. A valuation loss from a position taken to reduce yield curve risk caused earnings to decrease by 28 million euros. The cost/income ratio improved by 2.3 percentage points, while the return on equity was 2.3 percentage points below the figure reported for Q1/2007. The segment's contribution to profit before tax was 3 per cent.

Outlook and targets unchanged

Building on Raiffeisen International's successful mid-market strategy, the corporate customers segment will make the largest contribution to profit before tax again in 2008. In the retail business, the company continues to emphasize expansion of the branch network to support the broadening of the customer base. Moreover, it will further develop its product range in the areas of asset management and insurance in the current year.

Raiffeisen International's goal for consolidated profit in 2008 is about 1 billion euros.

The group aims to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

Raiffeisen International has set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take account of any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent, and the target risk/earnings ratio is about 15 per cent.

You can download the Interim Report for the first quarter from qr012008.ri.co.at.

Raiffeisen International operates one of the largest banking networks in CEE. 17 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies and a number of other financial service providers. Over 14 million customers are attended to through more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of **Raiffeisen Zentralbank Österreich AG (RZB)**, which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

Key Data

Investor Relations **Release**

Raiffeisen INTERNATIONAL
Member of RZB Group

FILE NO. 82-34958

Vienna, 8 May 2008

Raiffeisen International shows more than 30 per cent increase in consolidated profit

- **Consolidated profit increases by 32.1 per cent to 254.4 million euros**
- **Another record result in the first quarter of 2008**
- **CIS delivers highest contribution to profit with 36 per cent**
- **Continued significant profit increase in the customer segments**
- **Balance sheet total grows by 5.1 per cent to 76.5 billion euros**
- **Loan volume clears 50 billion euros hurdle**
- **Customer base broadens to more than 14 million**
- **Cost/income ratio improves to 53.8 per cent**
- **Return on equity at 22.5 per cent despite significantly higher equity base**
- **Earnings per share plus 0.30 euros at 1.65 euros**
- **Outlook and targets unchanged**

Raiffeisen International Bank-Holding AG, a member of the RZB Group headed by Raiffeisen Zentralbank Österreich AG, continued its course based on organic growth during the first quarter of 2008. Consolidated profit (after tax and minorities) for the first three months increased by 32.1 per cent to 254.4 million euros (Q1/2007: 192.6 million euros). Profit before tax grew by 26.4 per cent and amounted to 369.6 million euros (Q1/2007: 292.5 million euros), and profit after tax advanced by 21.1 per cent to 279.4 million euros (Q1/2007: 230.8 million euros). All data according to International Financial Reporting Standards (IFRS).

Again the best quarterly result in the Group's history

The consolidated profit for the first quarter of 254.4 million euros is once again a record result, disregarding one-off effects in the previous periods. Net interest income (plus 41 per cent) and net commission income (plus 20 per cent) contributed most. The increase in general administrative expenses (plus 23 per cent) was considerably lower than the one in net interest income. The largest contribution to profit before tax came from the CIS and accounted for 36 per cent (Q1/2007): 27 per cent).

"This quarterly result corroborates our claim that the current environment on the global financial markets has only limited influence on our business model and growth perspective. By covering 17 markets in Central and Eastern Europe and by having an excellent strategic alignment we are again able to achieve significant organic growth and increasing profitability at the same time in 2008," commented CEO Herbert Stepic on the result.

ROE slightly lower due to capital increase

The return on equity (ROE) before tax declined in the first quarter compared with the full year 2007 by 3.2 percentage points to 22.5 per cent. The ROE turned out lower despite a 26 per cent increase of profit

before tax to 370 million euros because the equity base was significantly larger. That was due not only to the capital increase at the beginning of October 2007, but also to high profit retention last year. Average equity consequently grew by 37 per cent to 6,572 million euros.

At 17.7 per cent in the first quarter of 2008, the consolidated ROE (after tax and minorities) declined by a somewhat smaller 2.4 percentage points. Earnings per share in the first quarter improved by 0.30 euros on the comparable period last year to 1.65 euros despite a larger number of shares outstanding.

Own funds, consisting of equity and subordinated capital, amounted to 8.4 billion euros. Their share of the balance sheet total remained unchanged at 11 per cent. Set against that increase, resulting from the profit of the first quarter of 279 million euros and capital contributions from minority shareholders in various Group units of 52 million euros, is a negative exchange rate movement amounting to 131 million euros.

"We have the best equity base of all Western financial institutions in CEE, and our funding is based on several strong pillars. The capital increase of last fall provided us with the necessary leeway to continue our organic growth and react swiftly to market opportunities," said CFO Martin Grüll.

Consistently significant increase in net interest income

The operating result for the first quarter was up 40.6 per cent on the same period of last year at 501 million euros (Q1/2007: 356 million euros).

Operating income reached 1,086 million euros, which was 30.3 per cent or 253 million euros up on the comparative period (Q1/2007: 833 million euros). Net interest income as the most important income component increased by 206 million euros to 711 million euros.

Significant increases of net interest income were registered in all regional segments. Group units in the CIS showed the best development with a plus of 49 per cent, mainly due to higher interest margins in Russia. The increase amounted to 35 per cent in Central Europe, and to 39 per cent in Southeastern Europe. The overall interest rate margin improved by 31 basis points on the first quarter of 2007 to 3.83 per cent. That was 3 basis points below the 2007 level, which may be attributed to an increase of funding costs caused by the global financial crisis.

Net commission income registered a plus of 20 per cent to 331 million euros. That was somewhat weaker after significant pluses in the previous years, which may be attributed to lower income from securities transactions and other banking services. More significant increases were achieved in the main earnings components. With an increase of 6 per cent, trading profit was below the growth rates of the other operating profit components. It grew by 2 million euros to 38 million euros.

New allocations to provisioning for impairment losses rose by 23 per cent, or 17 million euros, on the comparable period last year to 93 million euros. Of that total, 46 per cent, or 43 million euros, concerned Group units in Central Europe. That means an increase of 23 million euros on the comparable period last year. On the other hand, provisioning declined significantly in the CIS, by 15 million euros to 23 million euros net.

Despite the increase of provisioning for impairment losses, the risk/earnings ratio improved by 1.7 percentage points to 13.1 per cent. More than 70 per cent of all provisioning was formed for retail customers, while corporate customers accounted for the rest.

General administrative expenses grew by 23 per cent, or 108 million euros, on the comparable period last year to 585 million euros. Changes in the scope of consolidation had no noteworthy effects. Because of this relatively moderate increase despite continuing capital investment in distribution channel expansion, the cost/income ratio improved by 3.4 percentage points to 53.8 per cent. Compared with the end of 2007, it declined by even 3.8 percentage points.

Staff expenses, which accounted for exactly half of general administrative expenses, grew by 26 per cent, or 60 million euros, on the comparable period last year to 294 million euros. Similar increases were registered in all the regions, between 24 per cent (CIS) and 26 per cent (Southeastern Europe). The average number of staff was 12 per cent above the comparable period in 2007 and amounted to 59,435. As of 31 March 2008, 60,050 staff were employed.

Asset growth according to plan

Compared with the end of 2007, the balance sheet total of Raiffeisen International rose by 5 per cent, or 3.7 billion euros, to 76.5 billion euros. That growth was entirely organic, since no material changes occurred in the scope of consolidation. However, significant devaluation of currencies correlated with the US dollar (especially in the CIS) had a negative influence on the balance sheet total of about 1 percentage point, or 0.8 billion euros. Consequently, adjusted growth of the balance sheet total came to about 6 per cent.

In absolute terms, loans and advances to customers grew most, namely by 2.3 billion euros since the beginning of the year. The loan volume surpassed the 50 billion mark for the first time and came in at 51.1 billion euros. Loans to retail customers grew significantly stronger (plus 7 per cent) compared with loans to corporate customers (plus 3 per cent). Loans and advances to banks rose by 19 per cent compared with the end of 2007 to 13.2 billion euros. The increase resulted mainly from short-term investments with internationally operating commercial banks. The share of assets grew by 2 percentage points to 17 per cent.

On the liabilities' side, deposits from customers increased by 4 per cent or 1.6 billion euros to nearly 42.1 billion euros. The regional focus was in the CIS (plus 16 per cent). Deposits in Central Europe grew by 3 per cent, while they decreased by 3 per cent in Southeastern Europe. Deposits from banks grew by 3 per cent in the period from the beginning of the year to 20.5 billion euros.

More than 14 million customers serviced through 3,034 business outlets

Raiffeisen International's customer base comprised more than 14 million individuals and companies at the end of the first quarter, which is an increase of approximately 300,000 since year-end 2007. About 47 per cent of the customers are in the CIS, and 38 per cent in Southeastern Europe. The remaining 15 per cent of the customer base is located in Central Europe.

The number of business outlets increased in the first three months by only 19 on balance, because a net 40 branches were closed due to location optimization, especially in Ukraine. The total number thus stood at 3,034. "Expanding our branch footprint still has the highest priority for us. It is the key to a continual dynamic growth in customer numbers. We enjoy a significant competitive advantage by virtue of the largest network of all Western banks in CEE and our strong branch structure in Russia and Ukraine," said Stepic.

Segment reporting

Best quarterly result in the CIS

Of the three regional segments, the CIS registered the highest profit before tax in the first quarter with an increase of 65 per cent to 133 million euros. That was mainly due to strong increases in interest income and low new provisioning needs. Balance sheet assets rose by 33 per cent, which is also the strongest plus of all the segments. The contribution to profit before tax amounted to 36 per cent, which is 8 percentage points above the segment's share in the comparable period.

The region of Southeastern Europe contributed the second-largest share to profit before tax at 34 per cent (Q1/2007: 33 per cent). The segment registered a considerable increase of 30 per cent, or 29 million euros, to 127 million euros. That was largely based on solid growth of net interest and commission income.

In Central Europe, profit before tax remained at the same high level as in the comparable period. The segment contributed a share of 30 per cent to the total result. That represents a decline of 9 percentage points on last year's level, which was influenced by some special effects. Balance sheet assets grew by 30 per cent in comparison with last year.

The shares of balance sheet assets attributable to the individual segments remained nearly unchanged compared with December 2007. Central Europe continued to dominate consolidated assets with a share of 41 per cent, followed by Southeastern Europe at 31 per cent and the CIS at 28 per cent.

Strong growth in the customer segments

Considerable gains were registered in the corporate customer segment, where profit before tax rose by 59 per cent on the comparable period last year to 227 million euros. The increase was mainly due to operating business, including a rise of net interest income by 58 per cent to 252 million euros. At 26 million euros, provisioning for impairment losses remained at last year's level despite the volume growth. General administrative expenses rose by 22 per cent to 122 million euros, which is why the cost/income ratio improved further to 32.4 per cent. Other operating income includes a contribution of about 7 million euros from operating leasing. The return on equity improved only slightly because of the much larger equity base, by 0.2 percentage points, to 27.6 per cent, which is the best of all the segments. The segment's contribution to profit before tax was again the highest at 61 per cent.

Profit before tax in the retail customer segment improved by 19 per cent on the comparable period to 132 million euros. The increase was more moderate than in the preceding periods due to 26 per cent higher

general administrative expenses totaling 412 million euros and 39 per cent higher new allocations to impairment loss provisioning (67 million euros). The return on equity fell by 3.5 percentage points to 25.8 per cent because of the greatly expanded base resulting from last year's equity increases. Operating income from retail customers rose by 28 per cent to 620 million euros, with the greatest growth coming from net interest income at plus 32 per cent. Despite continuing high general administrative expenses due to expansion, the cost/income ratio improved by another 0.7 percentage points to 66.5 per cent. The share of total earnings attributable to the segment fell by 2 percentage points to 36 per cent.

The treasury segment made a nearly unchanged earnings contribution of 49 million euros (plus 1 per cent). This was achieved despite increased general administrative expenses mainly thanks to an 88 per cent improvement of net interest income. A valuation loss from a position taken to reduce yield curve risk caused earnings to decrease by 28 million euros. The cost/income ratio improved by 2.3 percentage points, while the return on equity was 2.3 percentage points below the figure reported for Q1/2007. The segment's contribution to profit before tax was 3 per cent.

Outlook and targets unchanged

Building on Raiffeisen International's successful mid-market strategy, the corporate customers segment will make the largest contribution to profit before tax again in 2008. In the retail business, the company continues to emphasize expansion of the branch network to support the broadening of the customer base. Moreover, it will further develop its product range in the areas of asset management and insurance in the current year.

Raiffeisen International's goal for consolidated profit in 2008 is about 1 billion euros.

The group aims to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

Raiffeisen International has set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take account of any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent, and the target risk/earnings ratio is about 15 per cent.

*****

You can download the Interim Report for the first quarter from http://qr012008.ri.co.at.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

FILE NO. 82-34958

Ad-hoc Release

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International: First Quarter Results 2008

- Consolidated profit of EUR 254 mn up by 32% year-on-year
- Highest contribution to profit before tax from CIS of 36%
- ROE before tax of 22.5% (diluted by capital increase in October 2007) compared to 25.5% in the first quarter 2007
- Balance sheet total of EUR 76 bn, 28% year-on-year growth
- Loans to customers of more than EUR 51 bn, 35% year-on-year growth
- Cost/income ratio improves to 53.8% from 57.2% in the first quarter 2007
- Number of customers increases to over 14 mn and number of branches to 3,034

Income Statement in EUR mn	**1-3/2008**	**1-3/2007**
Net interest income	711.1	505.0
Provisioning for impairment losses	(93.0)	(75.9)
Net interest income after provisioning	618.1	429.1
Net commission income	330.8	275.1
Trading profit	37.5	35.6
General administrative expenses	(584.4)	(476.5)
Profit before tax	369.6	292.5
Profit after tax	279.4	230.8
Consolidated profit (after minorities)	254.4	192.6
Balance Sheet in EUR mn	**31/3/08**	**31/12/07**
Equity (incl. minorities and profit)	6,846	6,622
Balance sheet total	76,472	72,743
Bank Specific Information*	**31/3/08**	**31/12/07**
Core capital ratio (Tier 1), credit risk	10.2%	11.4%
Core capital ratio (Tier 1), total risk (incl. market and operational risk)	8.6%	10.5%
Own funds ratio	10.7%	12.4%
Performance	**1-3/2008**	**1-3/2007**
Return on equity (ROE) before tax	22.5%	25.5%
Consolidated return on equity	17.7%	19.4%
Cost/income ratio	53.8%	57.2%
Risk/earnings ratio	13.1%	15.0%
Earnings per share in EUR	1.65	1.35
Resources	**31/3/08**	**31/12/07**
Number of staff	60,050	58,365
Business outlets	3,034	3,015

* Ratios for 2007 based on Basel I. Ratios for 2008 based on Basel II.

The outlook for 2008 remains unchanged. Our goal for consolidated profit is about EUR 1 billion.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

Vienna, 8th May 2008

FILE NO. 82-34958

May
2008

Corporate Presentation

Raiffeisen
INTERNATIONAL
Member of RZB Group

Overview

Raiffeisen
INTERNATIONAL
Member of RZB Group

The Leading Pure Play CEE Banking Group

Raiffeisen INTERNATIONAL
Member of RZB Group

Leadership	■ Unique network covering 17 CEE markets ■ Strong and well known brand "Raiffeisen"
Growth	■ 10-year CAGR in total assets of approximately 40% ■ *2003-2007 CAGR in consolidated profit of 47%*
Profitability	■ 1-3/2008 pre-tax ROE 22.5% ■ Cost/income ratio substantially improved by 7.1PP from 64.7% in 2003 to 57.6% in 2007
Business Strategy	■ Clear focus on middle market and retail ■ Growth drivers Southeastern Europe and CIS

Well Diversified Leading CEE Pure Play

Raiffeisen INTERNATIONAL
Member of RZB Group

Total Assets by Region


CIS
28%
CE
41%
SEE
31%

Total assets: € 76.5bn

Profit before Tax by Region


CIS
36%
CE
30%
SEE
34%

Profit before Tax: € 369.6mn

Top 3 Pan-CEE Bank with more than 14mn Customers


Raiffeisen INTERNATIONAL
Member of RZB Group
14.0mn Customers(1)
3,034 Branches(1)
6.6mn Customers
1,467 Branches
Central Europe ("CE")
2.0mn Customers
509 Branches
South Eastern Europe ("SEE")
5.3mn Customers
989 Branches

Note: Figures as of/for Q1 2008
(1) Including leasing and other branches.

Branch Expansion Leverages Customer Growth

Raiffeisen INTERNATIONAL
Member of RZB Group



Customer CAGR & Branch CAGR 43% Each
3.3mn
5.1mn
9.7mn
12.1mn
13.7mn
14.0mn
722
916
2,443
2,848
3,015
3,034
2003
2004
2005
2006
2007
31/03/2008
Customers
Branches

CAGR 2005–2007:

Customer 19%
Branch 11%

Highlights of the First Quarter 2008

Raiffeisen INTERNATIONAL
Member of RZB Group

- Consolidated profit of EUR 254 mn up by 32% year-on-year
- Highest contribution to profit before tax from CIS of 36%
- ROE before tax of 22.5% (diluted by capital increase in October 2007) compared to 25.5% in the first quarter 2007
- Balance sheet total of EUR 76 bn, 28% year-on-year growth
- Loans to customers of more than EUR 51 bn, 35% year-on-year growth
- Cost/income ratio improves to 53.8% from 57.2% in the first quarter 2007
- Number of customers increases to over 14 mn and number of branches to 3,034

Strategy

Raiffeisen
INTERNATIONAL
Member of RZB Group

Significant Market Growth Dynamics

Raiffeisen INTERNATIONAL
Member of RZB Group

Favourable Fundamentals Driving CEE Banking Markets

Average Nominal GDP Growth 2007 - 2010E p.a.



9.1%
11.0%
18.0%
4.2%
CE
SEE
CIS
Eurozone

Structural Catch-up Potential (total banking assets/GDP 2006)



80%
68%
57%
236%
CE
SEE
CIS
Eurozone

Source: Central banks, WIIW, Raiffeisen Research

Market Status and Growth Potential (Assets, €bn)



2006
Total 2011E
CE
474
506
980
SEE
144
166
310
CIS
469
746
1215

Total CEE €1,087bn + €1,418bn = €2,505bn

- Market assets 2006
- Additional expected assets until 2011E

Note: Figures excluding Kazakhstan, Lithuania and Moldova

Excellent Strategic CEE Position



No. of Markets
Leading Presence in Profitable Growth Markets
Leadership in Highest Growth Markets
Market position(1)
Top 1 - 3
Top 4 - 6
>6
8
4
3
Albania
Kosovo
Serbia
Ukraine
Bosnia & H.
Romania
Slovakia
Belarus
Croatia
Bulgaria
Hungary
Czech Republic
Russia
Leading Foreign Bank
Slovenia
Poland
Ø Eurozone 4.2% p.a.
2%
4%
6%
8%
10%
>12%
Average Nominal GDP Growth Rate 2007 – 2010E (p.a.)

(1) Ranked by total assets as of 31 March 2008
Source: Raiffeisen Research

Increasing Profit Contribution from SEE & CIS

Profit before Tax Contribution (1-3/2007)


Central Europe (CE) 39%
€ 115mn
Commonwealth of Independent States (CIS) 28%
€ 80mn
Southeastern Europe (SEE) 33%
€ 98mn

Total € 293 mn

Profit before Tax Contribution (1-3/2008)


Central Europe (CE) 30%
€ 110mn
Commonwealth of Independent States (CIS) 36%
€ 133mn
Southeastern Europe (SEE) 34%
€ 127mn

Total € 370 mn

Customer Business Increased Substantially

Raiffeisen INTERNATIONAL
Member of RZB Group

Profit before Tax Contribution (1-3/2007)



Treasury, Participations and Other 13%
Retail Customers 38%
€ 39mn
€ 111mn
€ 143mn
Corporate Customers 49%

Total € 293mn

Profit before Tax Contribution (1-3/2008)



Treasury, Participations and Other 3%
Retail Customers 36%
€ 10 mn
€ 133mn
€ 227mn
Corporate Customers 61%

Total € 370 mn

Major Acquisitions/Integration

Raiffeisen
INTERNATIONAL
Member of RZB Group

Strong Regional Coverage in Russia

- Dynamic branch expansion program
- Optimization of regional network with 7 hubs
- Rollout of full private individual and SME product range
- Legal merger completed
- IT systems integration



16 Saint Petersburg
98 Moscow
5 Bryansk
Orel 5
4 Ekaterinburg
3 Chelyabinsk
4 Omsk
4 Tomsk
4 Novosibirsk
4 Krasnoyarsk
5 Blagoveshchensk

Hubs:	**7**
Branches Q1 2008:	**246**[1]
Branches FY 2010:	**450**
Employees:	**9,150**
Assets:	**€ 13.4bn**

① ② ③ ④ ⑤ **Number of Raiffeisenbank branches**

(1) Including leasing branches.

Full Regional Coverage in Ukraine

Raiffeisen INTERNATIONAL
Member of RZB Group

Branches Q1 2008: 1,150[1]
Branches FY 2010: 1,250
Employees: 17,917
Assets: € 6.1bn



30 Chernihiv
Sumy 29
33 Volyn
32 Rivne
114 Kiev
49 Lviv
48 Zhytomyr
61 Kharkiv
52 Poltava
Ternopil 34
Khmelnytsky 34
39 Vinnytsa
33 Cherkassy
30 Zakarpattya
42 Ivano-Frankivsk
Raiffeisen BANK AVAL
Lugansk 38
98 Dnipropetrovsk
34 Kirovograd
Chernivtsi 30
80 Donetsk
41 Zaporizhya
39 Mykolayiv
Odesa 65
34 Kherson
67 Crimea

- Branch optimization
- Enhancement of cross-selling
- Introduction of asset management and leasing products
- Centralization of SME/private individuals underwriting
- Comprehensive upgrade of IT infrastructure

(25) **Number of Bank Aval branches**

(1) Including leasing branches.

Unchanged Outlook

Raiffeisen INTERNATIONAL
Member of RZB Group

Unchanged Outlook and Targets

- Building on our successful mid-market strategy, the corporate customer segment will make the largest contribution to profit before tax again in 2008. In the retail business, we continue to emphasize expansion of the branch network to support the broadening of our customer base. Moreover, we will further develop our product range in the areas of asset management and insurance in the current year.

- *Our goal for consolidated profit in 2008 is about* € 1 billion.

- We aim to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

- We have set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take into account any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent. Our target risk/earnings ratio is about 15 per cent.

Raiffeisen International Mid-Term Targets 2010

Raiffeisen INTERNATIONAL
Member of RZB Group

ROE before Tax[1]


22.2%
21.8%
27.3%
25.7%
Target >25%
2004
2005
2006
2007

Cost/Income Ratio


63.5%
61.6%
59.1%
57.6%
Target ~56%
2004
2005
2006
2007

Risk/Earnings Ratio


17.1%
13.9%
17.5%
14.8%
Target ~15%
2004
2005
2006
2007

Total Asset Growth


44.1%
40.8%
37.3%
30.2%
Target >20%p.a.
2004
2005
2006
2007

(1) Excluding one-off effects in 2006.

Branch Expansion by 2010

Raiffeisen INTERNATIONAL
Member of RZB Group



Total Branches:(1)
2008 Q1: 3,034
2010 FY: 3,750
Poland
2008 Q1: 102
2010 FY: 115
Czech Republic
2008 Q1: 96
2010 FY: 120
Slovakia
2008 Q1: 154
2010 FY: 180
Hungary
2008 Q1: 143
2010 FY: 170
Slovenia
2008 Q1: 14
2010 FY: 15
Belarus
2008 Q1: 86
2010 FY: 100
Russia
2008 Q1: 237
2010 FY: 450
Ukraine
2008 Q1: 1,144
2010 FY: 1,250
Croatia
2008 Q1: 58
2010 FY: 80
Bosnia and Herzegovina
2008 Q1: 94
2010 FY: 105
Serbia
2008 Q1: 90
2010 FY: 125
Kosovo
2008 Q1: 40
2010 FY: 50
Albania
2008 Q1: 99
2010 FY: 110
Bulgaria
2008 Q1: 158
2010 FY: 210
Romania
2008 Q1: 450
2010 FY: 600

(1) Including leasing and other branches.

Business Segments

Raiffeisen INTERNATIONAL
Member of RZB Group

Strong Growth Momentum In Retail Banking

Raiffeisen INTERNATIONAL
Member of RZB Group

Number of Retail Customers (mn)


CAGR: +40%
5.0
9.7
12.1
13.6
14.0
2004
2005
2006
2007
31/3/2008

Average Volumes Retail Lending and Retail Deposits (€bn)[1]


CAGR Lending: +61%
CAGR Deposits: +40%
4.5
8.0
8.5
13.9
13.3
17.4
18.8
22.0
27.7
24.6
2004
2005
2006
2007
31/3/2008

Profit before tax (€mn)


CAGR: +128%
41
118
264
487
133
2004
2005
2006
2007
1-3/2008

RoE before tax


11.1%
15.1%
24.8%
29.5%
25.8%
2004
2005
2006
2007
1-3/2008

(1) Based on aggregated IFRS Business segments

Seamless & Efficient Corporate Customer Service

Raiffeisen INTERNATIONAL
Member of RZB Group



Corporates
Retail
Large Corporates
Mid-market Customers
Small Enterprises
Tailor-made solutions
Focus on structured products
Leverage cross-border business
Lean product portfolio & competent advisory service
Process optimization

1	Capitalize on leading position in 9 markets
2	Capture ongoing strong market growth opportunities
3	Focus on acquisition of highly profitable mid-market clients
4	Increase share of wallet with international clients
5	Increase and optimize cross-selling to related business segments

Corporate Clients – Strong Contribution to Results

Average Volumes Corporate Lending (€bn)[1]


CAGR: +39%
8.8
12.7
16.6
23.7
31.0
2004
2005
2006
2007
31/3/2008

Average Volumes Corporate Deposits (€bn)[1]


CAGR: +36%
6.4
9.4
11.6
16.0
18.9
2004
2005
2006
2007
31/3/2008

Profit Before Tax (€mn)


CAGR: +43%
229
337
467
669
227
2004
2005
2006
2007
1-3/2008

RoE Before Tax


29.4%
26.9%
31.7%
30.2%
27.6%
2004
2005
2006
2007
1-3/2008

(1) Based on aggregated IFRS Business segments

Financials

Raiffeisen INTERNATIONAL
Member of RZB Group

Solid Growth

Raiffeisen INTERNATIONAL
Member of RZB Group

Income Statement in € mn

	1-3/ 2008	1-3/ 2007	Change
Net interest income	711.1	505.0	40.8%
Provisioning for possible loan losses	(93.0)	(75.9)	22.5%
Net commission income	330.8	275.1	20.3%
Trading profit/(loss)	37.5	35.6	5.5%
General administrative expenses	(584.4)	(476.5)	22.6%
Profit before Tax	369.6	292.5	26.4%
Consolidated Profit	254.4	192.6	32.1%

Financial Ratios

	1-3/ 2008	1-3/ 2007	Change
Return on equity (ROE) before tax	22.5%	25.5%	(3.0 PP)
Consolidated ROE	17.7%	19.4%	(1.7 PP)
Cost/Income Ratio	53.8%	57.2%	(3.4 PP)
Risk/Earnings Ratio	13.1%	15.0%	(1.9 PP)
Earnings per share	€ 1.65	€ 1.35	€ 0.30

Income Development in € mn



30
185
378
36
275
505
38
331
711
Q1/2006
Q1/2007
Q1/2008
Trading Profit
Net Commission Income
Net Interest Income

Quarterly Results Overview

in € mn	Q1/2007	Q2/2007	Q3/2007	Q4/2007	Q1/2008
Interest income	505.0	573.8	625.0	715.1	711.1
Provisioning for impairment losses	(75.9)	(77.3)	(88.8)	(114.9)	(93.0)
Net interest income after provisioning	**429.1**	**496.4**	**536.2**	**600.2**	**618.1**
Net commission income	275.1	297.2	322.8	354.8	330.8
Trading profit	35.6	43.7	41.4	7.1	37.5
Valuation result from derivatives	(2.7)	6.8	(26.3)	(8.0)	(36.7)
Net income from financial investments and current financial assets	0.8	(8.0)	(2.9)	0.8	(1.5)
General administrative expenses	(476.5)	(526.2)	(535.0)	(646.3)	(584.4)
Other operating profit (loss)	17.0	3.9	(2.5)	(23.5)	5.8
Income from disposal of group assets	14.1	0.2	13.1	(0.9)	-
Profit before Tax	292.5	314.1	346.8	284.2	369.6
Consolidated Profit (after minorities)	**192.6**	**208.8**	**224.3**	**215.6**	**254.4**

Consolidated Profit in € mn (Quarterly Basis)


193
209
224
216
254
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008

Highlights

- Highest ever quarterly result (without one-offs)
- Increase of interest income by 41% y-o-y
- Negative valuation result from derivatives (macro hedge)

Stable Funding a Real Benefit in Current Markets

Raiffeisen INTERNATIONAL
Member of RZB Group

Structure of Funding


Subordinated Liabilities
2%
Short-term Funding
17%
Medium and long-term Funding
18%
Customer Deposits
63%

Total Funding as of 31 March 2008: € 67.0 bn

Funding Strategy

- High and stable share of funding from customer deposits (63% of total funding as of 31 March 2008)
- Good reputation in syndicated loan market ensures constant access to long-term funding (Successful closing of 1 billion USD syndicated loan for ZAO Raiffeisenbank in Russia)
- Strong partnership with supranational institutions (eg. EBRD, EIB, IFC)
- Reliable access to liquid Austrian Raiffeisen banking sector

Development of Tier 1 Ratio

Raiffeisen INTERNATIONAL
Member of RZB Group



10.0%
9.4%
11.8%
10.1%
9.0%
8.0%
9.8%
9.0%
11.4%
10.5%
10.2%
9.4%
8.6%
2003
2004
2005
2006
2007
1-3/2008
Tier 1 Banking Book/Credit Risk
Tier 1 incl. Market Risk
Tier 1 incl. Market and Operational Risk

Group Efficiency Enhancement Feeding Through

Raiffeisen INTERNATIONAL
Member of RZB Group

Milestones of Efficiency Program

Process Efficiency	■ Six Sigma established in all network bank markets ■ Currently 100 projects ongoing ■ Key performance indicators (KPIs) established for core processes
Centralization/ Shared Service Centres	■ Card processing centres established in Bratislava and Kiev ■ Electronic SWIFT traffic centralized in Romania for 8 markets ■ Paper-based cross-border payments to be centralised in next phase
Procurement	■ Central procurement defined and implemented ■ Leveraging of Group's buying power ■ Group-wide i-procurement tool rolled out to increase efficiency

Efficiency Improving Across The Board

Raiffeisen INTERNATIONAL Member of RZB Group

Cost/Income Ratio (Group)


64.7%
63.5%
61.6%
59.1%
57.6%
53.8%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (CIS)


41.8%
46.9%
50.9%
57.9%
56.0%
50.2%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (SEE)


72.1%
67.4%
62.8%
58.2%
56.1%
52.2%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (CE)


67.1%
65.7%
66.2%
61.0%
60.5%
59.0%
2003
2004
2005
2006
2007
1-3/2008

CIR Improving Despite Strong Branch Expansion

Cost/Income Ratio (Group)


64.7%
63.5%
61.6%
59.1%
57.6%
53.8%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (Retail)


95.7%
83.6%
78.6%
72.3%
68.3%
66.5%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (Corporate)


47.3%
41.8%
40.2%
36.7%
35.8%
32.4%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (Treasury)


25.7%
23.2%
18.1%
22.8%
27.6%
25.3%
2003
2004
2005
2006
2007
1-3/2008

Risk Management

Raiffeisen
INTERNATIONAL
Member of RZB Group

Highest Standards in Managing Risk

Raiffeisen INTERNATIONAL
Member of RZB Group

Key Pillars and Initiatives in Risk Management

Experience

- 20 years experience in managing risk in CEE
- Strong Vienna-based risk management team for retail, corporate and market risk
- CRO Function implemented in all markets
- Solid local teams and infrastructure

Standardization

- Standardized credit decision making process
- Group-wide rating tools & methodology
- Group-wide credit manual
- Standardized reporting
- Consistent provisioning policies across network banks

Centralization

- Centralized new product approval process
- Ongoing centralization of debt collection
- Centralized risk reporting platform
- Monitoring of local scorecards at head office in Vienna
- Credit examination teams to strengthen local expertise

Net Provisioning Ratio Stable

Raiffeisen INTERNATIONAL Member of RZB Group

Group Net Provisioning Ratio[1]



0.86%
0.98%
0.81%
0.97%
0.84%
0.74%
2003
2004
2005
2006
2007
1-3/2008

(1) New provisions for impairment losses/average risk assets on the credit risk book

Credit Risk Weighted Assets in € mn[2]



12,043
16,539
26,582
38,440
49,802
55,625
2003
2004
2005
2006
2007
31/3/2008

(2) Since the beginning of 2008 new calculation based on Basel II (Credit Risk)

Solid Asset Quality

Raiffeisen INTERNATIONAL
Member of RZB Group

Customer Loans in € mn


11,707
16,242
24,714
35,043
48,880
51,149
2003
2004
2005
2006
2007
31/3/2008

Non-Performing Loans in % of Customer Loans[1]


3.3%
2.4%
1.7%
2.1%
2.1%
2.3%
2003
2004
2005
2006
2007
31/3/2008

(1) Loans which are overdue by more than 90 days

Non-Performing Loans in € mn


382
378
422
737
1,049
1,178
2003
2004
2005
2006
2007
31/3/2008

Coverage Ratio[2]


71.2%
96.9%
154.1%
118.3%
105.2%
100.1%
2003
2004
2005
2006
2007
31/3/2008

(2) Total risk provisions/NPL

Summary

Raiffeisen INTERNATIONAL
Member of RZB Group

Investment Summary

Raiffeisen INTERNATIONAL
Member of RZB Group

- **We are a CEE pure play:**
  - Strong, diversified business franchise
  - High market growth potential
- **We have a proven track record:**
  - Growth: 10-year CAGR in total assets of 40% and 2003-2007 CAGR in consolidated profit of 47%
  - Profitability: 1-3/2008 pre-tax RoE 22.5%
  - High 'Raiffeisen' brand recognition
- **We have a clear strategic focus on future growth:**
  - CIS and SEE regions
  - Strengthening our retail powerhouse
  - Ongoing strong growth in corporate banking
  - Selective acquisitions


Raiffeisen
INTERNATIONAL
Member of RZB

Appendix

Raiffeisen INTERNATIONAL
Member of RZB Group

Experienced and Stable Management Team



Herbert Stepic, CEO
- Human Resources & Training
- Communications
- Internal Audit
- Legal & Compliance



Martin Grüll, CFO
- Investor Relations
- Group Controlling & Accounting
- Treasury Coordination & ALM
- Strategic Portfolio Mgmt
- Risk Management
- Acquisitions



Heinz Wiedner, COO
- Operations
- Organization & Project Office
- Group IT
- Shared Service Centres
- Integration/Transformation Russia



Aris Bogdaneris, Retail
- Consumer Banking
- Small Business Banking
- Products & Marketing
- Sales, Service & Distribution
- Affluent Banking



Peter Lennkh, Regions & Corporates
- Regional Office
- Corporate Relations & Banking Alliances
- Corporate Banking CEE
- Corporate Product
- Leasing International
- Real Estate Development



Rainer Franz
- Integration/Transformation Ukraine
- Executive Development & Training

Complemented by loyal and highly skilled local management teams

SPO Summary

Raiffeisen INTERNATIONAL
Member of RZB Group

Offer Structure	■ At markets rights issue ■ Shares from rights not taken up are offered in one single global tranche • public offering in Austria • international private placement pursuant to Reg S • US private placement to Qualified Institutional Buyers under Rule 144A
Offer Size	■ 11,897,500 primary shares ■ Subscription ratio: 1 for 12 ■ RZB subscription 5.95mn shares
Listing	■ Vienna stock exchange
Use of Proceeds	■ Funding of further growth of customer volume especially in SEE and CIS ■ Potential selective acquisitions in the CEE region
Lock up	■ 180 days for Raiffeisen International ■ 180 days for Raiffeisen Zentralbank
Timing	■ Subscription period/bookbuilding: 19 Sep – 3 Oct ■ Pricing/allocation announcement: 4 Oct; start of trading: 5 Oct ■ Offer price: 104 Euro
Syndicate	■ Joint Global Bookrunners and Joint Lead Managers • Raiffeisen Centrobank AG • Deutsche Bank AG

Shareholder Structure After SPO

Raiffeisen INTERNATIONAL
Member of RZB Group

Shareholder Structure After IPO



Private Investors
10%
20%
Institutional Investors
70%
RZB

Market Capitalization April 2005: € 4.6 bn

Shareholder Structure After SPO



Private Investors
3.2%
28.3%
Institutional Investors
68.5%
RZB

Market Capitalization October 2007: € 16.1 bn

Share Price Development

Raiffeisen INTERNATIONAL
Member of RZB Group


Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Apr/08
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Financial Calendar

Raiffeisen INTERNATIONAL
Member of RZB Group

2008

8 May	First Quarter Report, Conference Call
10 June	Annual General Meeting
18 June	Ex-Dividend and Dividend Payment Date
24 July	Start of Quiet Period
7 August	Semi-Annual Report, Conference Call
26 September	Capital Markets Day in St. Petersburg, Russia
23 October	Start of Quiet Period
6 November	Third Quarter Report, Conference Call

Contact

Susanne E. Langer

Vice President Investor Relations

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: susanne.langer@ri.co.at

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at



SUCCESS IN 15 LANGUAGES
ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH
First Quarter Interim Report 2008
Raiffeisen INTERNATIONAL
Member of RZB Group

Disclaimer

Raiffeisen INTERNATIONAL
Member of RZB Group

- Certain statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete, to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to complete acquisitions or other projects on schedule and to integrate our acquisitions; (iv) uncertainties associated with general economic conditions particularly in CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligation, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor a marketing or sales activity for such securities. Raiffeisen International's shares have not been registered in the United States under the U.S. Securities Act of 1933 (the "Securities Act"), Canada or Japan, and may not be offered or sold in the United States or in any other jurisdiction, which requires registration, absent any such registration or an exemption. These materials may not be issued or distributed to U.S. persons or publications with general circulation in the United States.
- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

H. Stepic CEE Charity – A chance for a better life

Raiffeisen INTERNATIONAL
Member of RZB Group



H.STEPIC CEE CHARITY
ASSOCIATION TO SUPPORT CHARITY PROJECTS IN CENTRAL AND EASTERN EUROPE

- ***H. Stepic Charity*** was founded to run social initiatives in CEE
- Helping unfortunate women, juveniles and children (Help to help themselves)
- Projects are executed in an unbureaucratic, quick- and cost-effective manner

- How you can help:
  Donate for the socially unprivileged
  Become a member
  Spread the message
  www.stepicceecharity.org

Raiffeisenlandesbank Niederösterreich-Wien; H. Stepic CEE Charity; Sort Code: 32000, Acct. no.: 100099; BIC: RLNWATWW, IBAN: AT483200000000100099

8 MAY 2008

CONFERENCE CALL FOR THE FIRST QUARTER 2008

HERBERT STEPIC - CEO
MARTIN GRÜLL - CFO

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen INTERNATIONAL
Member of RZB Group

Highlights of the First Quarter 2008

- Consolidated profit of EUR 254 mn up by 32% year-on-year
- Highest contribution to profit before tax from CIS of 36%
- ROE before tax of 22.5% (diluted by capital increase in October 2007) compared to 25.5% in the first quarter 2007
- Balance sheet total of EUR 76 bn, 28% year-on-year growth
- Loans to customers of more than EUR 51 bn, 35% year-on-year growth
- Cost/income ratio improves to 53.8% from 57.2% in the first quarter 2007
- Number of customers increases to over 14 mn and number of branches to 3,034

Financial Highlights of the First Quarter 2008

Raiffeisen INTERNATIONAL Member of RZB Group

ROE before Tax


25.5%
26.6%
28.0%
25.7%
22.5%
1-3/2007
1-6/2007
1-9/2007
1-12/2007
1-3/2008

Consolidated Profit in € mn


193
209
224
216
254
Q1/2007
Q2/2007
Q3/2007
Q4/2007
Q1/2008

Cost/Income Ratio


57.2%
57.3%
56.2%
61.3%
53.8%
Q1/2007
Q2/2007
Q3/2007
Q4/2007
Q1/2008

Total Assets in € bn


59.6
62.6
67.5
72.7
76.5
31/3/2007
30/6/2007
30/9/2007
31/12/2007
31/3/2008

Increasing Profit Contribution from SEE & CIS

Raiffeisen INTERNATIONAL
Member of RZB Group

Profit before Tax Contribution (1-3/2007)



Central
Europe (CE)
39%
€ 115mn
€ 80mn
€ 98mn
Commonwealth of
Independent
States (CIS)
28%
Southeastern
Europe (SEE)
33%

Total € 293 mn

Profit before Tax Contribution (1-3/2008)



Central
Europe (CE)
30%
€ 110mn
€ 133mn
€ 127mn
Commonwealth of
Independent
States (CIS)
36%
Southeastern
Europe (SEE)
34%

Total € 370 mn

Customer Business Increased Substantially

Raiffeisen INTERNATIONAL Member of RZB Group

Profit before Tax Contribution (1-3/2007)



Treasury, Participations and Other 13%
Retail Customers 38%
€ 39mn
€ 111mn
€ 143mn
Corporate Customers 49%

Total € 293mn

Profit before Tax Contribution (1-3/2008)



Treasury, Participations and Other 3%
Retail Customers 36%
€ 10 mn
€ 133mn
€ 227mn
Corporate Customers 61%

Total € 370 mn

High Profitability Despite Capital Increase

Raiffeisen INTERNATIONAL Member of RZB Group

ROE before Tax (Business Segment Reporting)



33.2%
43.8%
44.7%
32.9%
27.6%
29.4%
26.9%
31.7%
30.2%
27.2%
11.1%
15.1%
24.8%
29.5%
25.8%
2004
2005
2006
2007
1-3/2008
Retail
Corporate
Treasury

ROE before Tax (Regional Segment Reporting)[1]



36.0%
32.3%
32.3%
26.7%
27.0%
21.7%
22.6%
28.2%
30.2%
26.5%
18.9%
17.5%
23.4%
21.7%
16.4%
2004
2005
2006
2007
1-3/2008
CIS
SEE
CE

(1) Excluding one-off effects in 2006.

Unchanged Outlook

HERBERT STEPIC - CEO

Raiffeisen
INTERNATIONAL
Member of RZB Group

Unchanged Outlook and Targets

- Building on our successful mid-market strategy, the corporate customer segment will make the largest contribution to profit before tax again in 2008. In the retail business, we continue to emphasize expansion of the branch network to support the broadening of our customer base. Moreover, we will further develop our product range in the areas of asset management and insurance in the current year.

- Our goal for consolidated profit in 2008 is about € 1 billion.

- We aim to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

- We have set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take into account any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent. Our target risk/earnings ratio is about 15 per cent.

Raiffeisen International Mid-Term Targets 2010

Raiffeisen INTERNATIONAL Member of RZB Group

ROE before Tax[1]


22.2%
21.8%
27.3%
25.7%
Target >25%
2004
2005
2006
2007

Cost/Income Ratio


63.5%
61.6%
59.1%
57.6%
Target ~56%
2004
2005
2006
2007

Risk/Earnings Ratio


17.1%
13.9%
17.5%
14.8%
Target ~15%
2004
2005
2006
2007

Total Asset Growth


44.1%
40.8%
37.3%
30.2%
Target >20%p.a.
2004
2005
2006
2007

(1) Excluding one-off effects in 2006.

Branch Expansion by 2010


Total Branches:[1]
2008 Q1: 3,034
2010 FY: 3,750
Poland
2008 Q1: 102
2010 FY: 115
Czech Republic
2008 Q1: 96
2010 FY: 120
Slovakia
2008 Q1: 154
2010 FY: 180
Hungary
2008 Q1: 143
2010 FY: 170
Slovenia
2008 Q1: 14
2010 FY: 15
Belarus
2008 Q1: 86
2010 FY: 100
Russia
2008 Q1: 237
2010 FY: 450
Ukraine
2008 Q1: 1,144
2010 FY: 1,250
Croatia
2008 Q1: 58
2010 FY: 80
Bosnia and Herzegovina
2008 Q1: 94
2010 FY: 105
Serbia
2008 Q1: 90
2010 FY: 125
Kosovo
2008 Q1: 40
2010 FY: 50
Albania
2008 Q1: 99
2010 FY: 110
Bulgaria
2008 Q1: 158
2010 FY: 210
Romania
2008 Q1: 450
2010 FY: 600

(1) Including leasing and other branches.

Financials

MARTIN GRÜLL - CFO

Raiffeisen INTERNATIONAL
Member of RZB Group

Solid Growth

Raiffeisen INTERNATIONAL
Member of RZB Group

Income Statement in € mn

	1-3/ 2008	1-3/ 2007	Change
Net interest income	711.1	505.0	40.8%
Provisioning for possible loan losses	(93.0)	(75.9)	22.5%
Net commission income	330.8	275.1	20.3%
Trading profit/(loss)	37.5	35.6	5.5%
General administrative expenses	(584.4)	(476.5)	22.6%
Profit before Tax	369.6	292.5	26.4%
Consolidated Profit	254.4	192.6	32.1%

Financial Ratios

	1-3/ 2008	1-3/ 2007	Change
Return on equity (ROE) before tax	22.5%	25.5%	(3.0 PP)
Consolidated ROE	17.7%	19.4%	(1.7 PP)
Cost/Income Ratio	53.8%	57.2%	(3.4 PP)
Risk/Earnings Ratio	13.1%	15.0%	(1.9 PP)
Earnings per share	€ 1.65	€ 1.35	€ 0.30

Income Development in € mn



711
505
378
331
275
185
30
36
38
Q1/2006
Q1/2007
Q1/2008
Trading Profit
Net Commission Income
Net Interest Income

Quarterly Results Overview

Raiffeisen INTERNATIONAL
Member of RZB Group

in € mn	Q1/2007	Q2/2007	Q3/2007	Q4/2007	Q1/2008
Interest income	505.0	573.8	625.0	715.1	711.1
Provisioning for impairment losses	(75.9)	(77.3)	(88.8)	(114.9)	(93.0)
Net interest income after provisioning	**429.1**	**496.4**	**536.2**	**600.2**	**618.1**
Net commission income	275.1	297.2	322.8	354.8	330.8
Trading profit	35.6	43.7	41.4	7.1	37.5
Valuation result from derivatives	(2.7)	6.8	(26.3)	(8.0)	(36.7)
Net income from financial investments and current financial assets	0.8	(8.0)	(2.9)	0.8	(1.5)
General administrative expenses	(476.5)	(526.2)	(535.0)	(646.3)	(584.4)
Other operating profit (loss)	17.0	3.9	(2.5)	(23.5)	5.8
Income from disposal of group assets	14.1	0.2	13.1	(0.9)	-
Profit before Tax	292.5	314.1	346.8	284.2	369.6
Consolidated Profit (after minorities)	**192.6**	**208.8**	**224.3**	**215.6**	**254.4**

Consolidated Profit in € mn (Quarterly Basis)


193
209
224
216
254
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008

Highlights

- Highest ever quarterly result (without one-offs)
- Increase of interest income by 41% y-o-y
- Negative valuation result from derivatives (macro hedge)

Assets Continue To Grow Dynamically

Assets in € mn	31/3/2008	31/12/2007	Change
Cash reserve	2,704	3,664	(26.2%)
Loans and advances to banks	13,183	11,053	19.2%
Loans and advances to customers	51,149	48,880	4.6%
Provisioning for impairment losses	(1,179)	(1,103)	6.8%
Trading assets	2,921	2,809	4.0%
Derivatives	130	92	41.0%
Financial investments	4,160	4,133	0.6%
Investments in associates	25	24	3.7%
Intangible fixed assets	1,116	1,137	(1.8%)
Tangible fixed assets	1,147	1,154	(0.6%)
Other assets	1,116	899	24.0%
Total	**76,472**	**72,743**	**5.1%**

Liabilities Are Well Diversified

Equity and Liabilities in € mn	31/3/2008	31/12/2007	Change
Deposits from banks	20,510	19,927	2.9%
Deposits from customers	42,053	40,457	3.9%
Liabilities evidenced by paper	2,921	2,320	25.9%
Provisions for liabilities and charges	398	315	26.4%
Trading liabilities	756	541	39.8%
Derivatives	299	154	93.9%
Other liabilities	1,164	874	33.1%
Subordinated capital	1,525	1,532	(0.4%)
Equity	6,846	6,622	3.4%
Consolidated equity	5,715	4,986	14.6%
Consolidated profit	254	841	(69.8%)
Minority interests	877	795	10.3%
Total	**76,472**	**72,743**	**5.1%**

Stable Funding a Real Benefit in Current Markets

Raiffeisen INTERNATIONAL
Member of RZB Group

Structure of Funding


Subordinated Liabilities
2%
Short-term Funding
17%
18%
63%
Medium and long-term Funding
Customer Deposits

Total Funding as of 31 March 2008: € 67.0 bn

Funding Strategy

- High and stable share of funding from customer deposits (63% of total funding as of 31 March 2008)
- Good reputation in syndicated loan market ensures constant access to long-term funding (Successful closing of 1 billion USD syndicated loan for ZAO Raiffeisenbank in Russia)
- Strong partnership with supranational institutions (eg. EBRD, EIB, IFC)
- Reliable access to liquid Austrian Raiffeisen banking sector

Development of Tier 1 Ratio

Raiffeisen INTERNATIONAL
Member of RZB Group



10.0%
9.4%
11.8%
10.1%
9.0%
8.0%
9.8%
9.0%
11.4%
10.5%
10.2%
9.4%
8.6%
2003
2004
2005
2006
2007
1-3/2008
Tier 1 Banking Book/Credit Risk
Tier 1 incl. Market Risk
Tier 1 incl. Market and Operational Risk

Strongest Profit Growth in CIS

Raiffeisen INTERNATIONAL
Member of RZB Group

in € mn	Central Europe (CE) 1-3/2008	1-3/2007	Change	Southeastern Europe (SEE) 1-3/2008	1-3/2007	Change	Commonwealth of Independent States (CIS) 1-3/2008	1-3/2007	Change
Net interest income	239	177	35.0%	211	152	38.8%	261	176	48.3%
Provisioning for impairment losses	(43)	(20)	113.0%	(27)	(17)	58.8%	(23)	(39)	(41.0%)
Net interest income after provisioning	**196**	**157**	**24.8%**	**184**	**135**	**36.3%**	**238**	**137**	**73.7%**
Net commission income	136	110	23.6%	102	81	25.9%	94	85	10.6%
Trading profit	4	12	(64.9%)	7	15	(53.3%)	26	9	188.9%
Valuation result from derivatives	(3)	(0)	-	(1)	(0)	-	(33)	(3)	-
Net income from financial investments	2	(0)	-	(3)	1	-	0	(0)	-
General administrative expenses	(221)	(182)	21.4%	(172)	(145)	18.6%	(191)	(149)	28.2%
Other operating profit	(3)	7	-	11	11	0.0%	(2)	(1)	100.0%
Income from disposal of group assets	-	11	-	-	-	-	-	3	-
Profit before tax	**110**	**115**	**(4.3%)**	**127**	**98**	**29.6%**	**133**	**80**	**66.3%**
Return on Equity before tax	16.4%	24.1%	(7.7PP)	26.5%	27.8%	(1.3PP)	27.0%	25.2%	1.8PP
Cost/Income Ratio	59.0%	59.6%	(0.6PP)	52.2%	56.0%	(3.8PP)	50.2%	55.7%	(5.5PP)

Efficiency Improving Across The Board

Raiffeisen INTERNATIONAL Member of RZB Group

Cost/Income Ratio (Group)



64.7%
63.5%
61.6%
59.1%
57.6%
53.8%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (CIS)



41.8%
46.9%
50.9%
57.9%
56.0%
50.2%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (SEE)



72.1%
67.4%
62.8%
58.2%
56.1%
52.2%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (CE)



67.1%
65.7%
66.2%
61.0%
60.5%
59.0%
2003
2004
2005
2006
2007
1-3/2008

Dynamic Growth Continues

	Corporate Customers			Retail Customers			Treasury		
in € mn	1-3/ 2008	1-3/ 2007	Change	1-3/ 2008	1-3/ 2007	Change	1-3/ 2008	1-3/ 2007	Change
Net interest income	252	159	58.5%	404	307	31.6%	65	35	85.7%
Provisioning for impairment losses	(26)	(27)	(3.7%)	(67)	(48)	39.6%	(0)	0	-
Net interest income after provisioning	**226**	**133**	**69.9%**	**338**	**259**	**30.5%**	**65**	**35**	**85.7%**
Net commission income	116	97	19.6%	212	174	21.8%	2	3	(33.3%)
Trading profit	2	2	0.0%	1	0	-	36	32	12.5%
Valuation result from derivatives	0	0	0.0%	(9)	(0)	-	(28)	(3)	833%
Net income from financial investments	(1)	1	-	0	0	-	(1)	0	-
General administrative expenses	(122)	(95)	28.4%	(412)	(327)	26.0%	(26)	(19)	36.8%
Other operating profit	7	5	40.0%	3	5	(40.0%)	(0)	0	-
Profit before tax	**227**	**143**	**58.7%**	**133**	**111**	**19.8%**	**49**	**48**	**2.1%**
Return on Equity before tax	27.6%	27.4%	0.2PP	25.8%	29.3%	(3.5PP)	27.2%	29.5%	(2.3PP)
Cost/Income Ratio	32.4%	35.9%	(3.5PP)	66.5%	67.2%	(0.7PP)	25.3%	27.6%	(2.3PP)

CIR Improving Despite Strong Branch Expansion

Raiffeisen INTERNATIONAL Member of RZB Group

Cost/Income Ratio (Group)


64.7%
63.5%
61.6%
59.1%
57.6%
53.8%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (Retail)


95.7%
83.6%
78.6%
72.3%
68.3%
66.5%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (Corporate)


47.3%
41.8%
40.2%
36.7%
35.8%
32.4%
2003
2004
2005
2006
2007
1-3/2008

Cost/Income Ratio (Treasury)


25.7%
23.2%
18.1%
22.8%
27.6%
25.3%
2003
2004
2005
2006
2007
1-3/2008

Risk Management

MARTIN GRÜLL - CFO

Raiffeisen
INTERNATIONAL
Member of RZB Group

Net Provisioning Ratio Stable

Raiffeisen INTERNATIONAL Member of RZB Group

Group Net Provisioning Ratio[1]



0.86%
0.98%
0.81%
0.97%
0.84%
0.74%
2003
2004
2005
2006
2007
1-3/2008

(1) New provisions for impairment losses/average risk assets on the credit risk book

Credit Risk Weighted Assets in € mn[2]



12,043
16,539
26,582
38,440
49,802
55,625
2003
2004
2005
2006
2007
31/3/2008

(2) Since the beginning of 2008 new calculation based on Basel II (Credit Risk)

Solid Asset Quality

Customer Loans in € mn


11,707
16,242
24,714
35,043
48,880
51,149
2003
2004
2005
2006
2007
31/3/2008

Non-Performing Loans in % of Customer Loans[1]


3.3%
2.4%
1.7%
2.1%
2.1%
2.3%
2003
2004
2005
2006
2007
31/3/2008

(1) Loans which are overdue by more than 90 days

Non-Performing Loans in € mn


382
378
422
737
1,049
1,178
2003
2004
2005
2006
2007
31/3/2008

Coverage Ratio[2]


71.2%
96.9%
154.1%
118.3%
105.2%
100.1%
2003
2004
2005
2006
2007
31/3/2008

(2) Total risk provisions/NPL

Appendix

Raiffeisen
INTERNATIONAL
Member of RZB Group

Share Price Development



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Apr/08
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Financial Calendar

2008

8 May	First Quarter Report, Conference Call
10 June	Annual General Meeting
18 June	Ex-Dividend and Dividend Payment Date
24 July	Start of Quiet Period
7 August	Semi-Annual Report, Conference Call
26 September	Capital Markets Day in St. Petersburg, Russia
23 October	Start of Quiet Period
6 November	Third Quarter Report, Conference Call

Contact

Susanne E. Langer

Vice President Investor Relations

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: susanne.langer@ri.co.at

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at


SUCCESS IN
15 LANGUAGES
ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH
First Quarter
Interim Report
2008
Raiffeisen INTERNATIONAL
Member of RZB Group

Disclaimer

- Certain statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete, to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to complete acquisitions or other projects on schedule and to integrate our acquisitions; (iv) uncertainties associated with general economic conditions particularly in CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligation, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor a marketing or sales activity for such securities. Raiffeisen International's shares have not been registered in the United States under the U.S. Securities Act of 1933 (the "Securities Act"), Canada or Japan, and may not be offered or sold in the United States or in any other jurisdiction, which requires registration, absent any such registration or an exemption. These materials may not be issued or distributed to U.S. persons or publications with general circulation in the United States.
- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

H. Stepic CEE Charity – A chance for a better life

Raiffeisen INTERNATIONAL Member of RZB Group



H.STEPIC CEE CHARITY

ASSOCIATION TO SUPPORT CHARITY PROJECTS IN CENTRAL AND EASTERN EUROPE

- ***H. Stepic Charity*** was founded to run social initiatives in CEE
- Helping unfortunate women, juveniles and children (Help to help themselves)
- Projects are executed in an unbureaucratic, quick- and cost-effective manner

- How you can help:
  Donate for the socially unprivileged
  Become a member
  Spread the message
  www.stepicceecharity.org

Raiffeisenlandesbank Niederösterreich-Wien; H. Stepic CEE Charity; Sort Code: 32000, Acct. no.: 100099; BIC: RLNWATWW, IBAN: AT483200000000100099

SUCCESS IN 15 LANGUAGES

ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH

First Quarter
Interim Report
2008

Raiffeisen
INTERNATIONAL
Member of RZB Group

Survey of Key Data

Raiffeisen International Group *Monetary values in € mn*	**2008**	**2007**	**Change**
Income statement	**1/1-31/3**	**1/1-31/3**	
Net interest income after provisioning	618.1	429.1	44.1%
Net commission income	330.8	275.1	20.3%
Trading profit	37.5	35.6	5.5%
General administrative expenses	(584.4)	(476.5)	22.6%
Profit before tax	369.6	292.5	26.4%
Profit after tax	279.4	230.8	21.1%
Consolidated profit (after minorities)	254.4	192.6	32.1%
Balance sheet	**31/3**	**31/12**	
Loans and advances to banks	13,183	11,053	19.3%
Loans and advances to customers	51,149	48,880	4.6%
Deposits from banks	20,510	19,927	2.9%
Deposits from customers	42,052	40,457	3.9%
Equity (incl. minorities and profit)	6,846	6,622	3.4%
Balance sheet total	76,472	72,743	5.1%
Key ratios	**1/1-31/3**	**1/1-31/12**	
Return on equity before tax	22.5%	25.7%	(3.2) PP
Return on equity after tax	17.0%	20.2%	(3.2) PP
Consolidated return on equity (after minorities)	17.7%	20.1%	(2.4) PP
Cost/income ratio	53.8%	57.6%	(3.8) PP
Return on assets before tax	1.99%	1.98%	0.01 PP
Net provisioning ratio (risk-weighted assets credit risk)	0.74%	0.84%	(0.10) PP
Risk/earnings ratio	13.1%	14.8%	(1.7) PP
Bank-specific information*	**31/3**	**31/12**	
Risk-weighted assets (credit risk)	55,625	49,802	11.7%
Total own funds	7,033	6,684	5.2%
Own funds requirement	5,257	4,317	21.8%
Excess cover	33.8%	54.8%	(21.0) PP
Core capital ratio (Tier 1), credit risk	10.2%	11.4%	(1.2) PP
Core capital ratio (Tier 1), total risk (incl. market and operational risk)	8.6%	10.5%	(1.9) PP
Own funds ratio	10.7%	12.4%	(1.7) PP
Stock data	**31/3**	**31/3**	
Earnings per share in €	1.65	1.35	0.30 €
Price in €	86.35	105.38	(18.1)%
High in Q1 (closing price) in €	102.31	119.95	(14.7)%
Low in Q1 (closing price) in €	74.00	98.91	(25.2)%
Number of issued shares in mn	154.67	142.77	8.3%
Market capitalization	13,356	15,045	(11.2)%
Resources	**31/3**	**31/12**	
Number of employees on balance sheet date	60,050	58,365	2.9%
Number of business outlets	3,034	3,015	0.6%

* Calculated according to the Austrian Banking Act (Bankwesengesetz, BWG). Raiffeisen International as part of the RZB Group is not subject to the Austrian Banking Act. The figures from 2007 accord with the provisions of Basel I; from 2008 onward, the own funds requirement is calculated according to Basel II.

Highlights

Another record in consolidated profit

Consolidated profit in the first quarter amounted to € 254 million, which is a record result if one disregards the one-off effects of divestments in 2006. The main contributing items were net interest income (plus 41 per cent) and net commission (plus 20 per cent), while general administrative expenses (plus 23 per cent) rose less strongly than the net interest income. The largest contribution to profit before tax came from the CIS and accounted for 36 per cent (previous year: 27 per cent).

Total lending exceeds € 50 billion

With total lending of € 51.1 billion, Raiffeisen International cleared the € 50-billion hurdle in the first quarter of 2008. Credit growth in the past five years has averaged about 40 per cent per year. That has been based on dynamic economic growth in the CEE countries and on Raiffeisen International's strategy of expanding in the retail segment.

More than 14 million customers

At the end of the quarter, Raiffeisen International had more than 14 million customers for the first time. They were served by 60,050 employees in 3,034 business outlets. About 47 per cent of the customers are in the CIS, and 38 per cent in Southeastern Europe. The remaining 15 per cent of the customer base is located in Central Europe.

Contents

Overview of Raiffeisen International

Raiffeisen International is one of the leading banking groups in Central and Eastern Europe with a network that extends to 17 markets. At the end of March 2008, it comprised a total of 16 banks and 17 leasing companies plus a representative office in Moldova. The Group's importance in the markets of Central and Eastern Europe is demonstrated, among other things, by the respective positions of its network banks there. Raiffeisen International is among the top three banks in 8 markets and is the leading foreign-owned banking group in the Commonwealth of Independent States (CIS). As of 31 March 2008, Raiffeisen International had 60,050 employees in 3,034 business outlets serving altogether more than 14 million customers.

Raiffeisen International's markets

Data as of 31 March 2008	***Balance sheet total in € mn***	***Change****	***Business outlets***	***Number of employees***
Albania	*1,926*	*(1.3)%*	*100*	*1,380*
Belarus	*1,072*	*(0.8)%*	*87*	*1,948*
Bosnia and Herzegovina	*2,155*	*1.6%*	*95*	*1,650*
Bulgaria	*4,303*	*8.6%*	*159*	*3,272*
Croatia	*5,813*	*4.2%*	*66*	*2,167*
Czech Republic	*5,978*	*5.4%*	*102*	*2,520*
Hungary	*8,590*	*6.3%*	*146*	*3,562*
Kazakhstan	*100*	*(15.1)%*	*1*	*24*
Kosovo	*504*	*6.5%*	*40*	*614*
Poland	*6,275*	*5.3%*	*125*	*3,084*
Romania	*5,496*	*(1.9)%*	*455*	*6,285*
Russia	*13,442*	*10.4%*	*246*	*9,150*
Serbia	*2,928*	*0.5%*	*91*	*2,140*
Slovakia	*8,125*	*3.6%*	*156*	*3,696*
Slovenia	*1,529*	*8.4%*	*15*	*356*
Ukraine	*6,137*	*(0.5)%*	*1,150*	*17,917*
Subtotal	***74,374***	***4.6%***	***3,034***	***59,765***
Other/consolidation	*2,098*	*-*	*-*	*285*
Raiffeisen International total	***76,472***	***5.1%***	***3,034***	***60,050***

**Change of balance sheet versus 31 December 2007. Growth in local currencies differs due to euro exchange rates.*

Raiffeisen International has been listed on the Vienna Stock Exchange since April 2005. With a 68.5 per cent stake, its main shareholder is Raiffeisen Zentralbank Österreich AG (RZB). The remaining 31.5 per cent are in free float. With a balance sheet total of € 137.4 billion as of 31 December 2007, RZB is Austria's third-largest bank and the central institution of the Raiffeisen Banking Group (RBG), Austria's largest banking group.

Raiffeisen International stock

Financial markets off to a disappointing start

Although an anticipated year-end rally largely failed to materialize, 2007 nevertheless went out on a conciliatory note. However, world stock exchanges began 2008 with a classic false start instead of a steady advance. The expectations of many analysts and investors were disappointed, as the financial crisis continued to dominate development on international financial markets. Poor economic data from the United States for the fourth quarter of 2007 and further negative headlines from major international banks – also affected by the US mortgage crisis – sent stock exchanges worldwide into a tailspin in January and March. At the same time, uncertainty about the effects of the financial crisis on the real economy made for high volatility on the stock markets. Calm was temporarily restored only by several key interest rate cuts by the Federal Reserve in the first quarter, which added up to 200 basis points. In contrast, the European Central Bank has so far held a wait-and-see position and taken no interest rate steps, partly in view of rising inflation in the euro area. However, the economic situation in Europe continues to be relatively robust. Apart from the consequences of a strong euro, notable negative effects of the financial crisis on economic growth are not discernible.

Price performance compared with ATX and DJ Euro Stoxx Banks


Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Apr/08
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Good business figures give the stock positive impetus

With its core business in Central and Eastern Europe, Raiffeisen International is not directly affected by the financial crisis, but its share price could not escape from the general market trend in the first quarter of 2008. That found expression in comparatively strong fluctuations. After a significant decline at the beginning of the year, the share price recovered in February but weakened again later in mid-March and reached its year-to-date low of € 74.00. However, the release in March of business figures for 2007 that surpassed analysts' expectations and the beginning of a general market rally gave renewed positive impetus to the price of Raiffeisen International stock. It finally stood at € 86.35 at the end of the first quarter and had thus gained more than 17 per cent since mid-March. After a further recovery the share price passed the € 100 mark on 28th April and was at € 108.35 at the time of going to press on the 5th May 2008. Raiffeisen International stock thus outperformed the DJ Euro Stoxx sector index for European banks.

Communication with the capital market

To develop and further expand its shareholder base, Raiffeisen International gave presentations at several conferences and held numerous individual talks with investors and analysts in the period under review. The path this year also led to Tokyo. Moreover, Raiffeisen International took account of the increasing importance of the Arab world for international capital market participants in the past quarter and for the first time gave presentations in Dubai and Abu Dhabi at a conference and in individual talks. In London, the company informed more than 400 attendees about recent developments during a large international investor conference at the beginning of April. Finally, at the beginning of the current quarter, Raiffeisen International participated in an Austrian investor conference.

Current analyst recommendations


Buy 70%
Hold 30%

Research coverage of Raiffeisen International by investment banks and analyst firms continues to show gratifying growth. Forty studies on the company were published already in the first quarter. The published analyses are listed at www.ri.co.at → Investor Relations → Raiffeisen International Shares → Analyst Reports, with some also available as PDF documents. All current studies recommend buying or holding Raiffeisen International shares, and no analyst recommends selling. The chart to the left, in which the recommendations "buy," "outperform," "overweight," "accumulate," and "add" are grouped together as buy recommendations, shows that 70 per cent of the current studies favor purchasing Raiffeisen International shares. The remaining 30 per cent – as the sum of "hold," "neutral," "equal weight," and "peer perform" recommendations – argue in favor of holding the stock.

As in the past years, Raiffeisen International offers all interested parties presentations of the analyst conferences and further information about the group on the internet at www.ri.co.at → Investor Relations → Reports & Financial Data.

Stock data

Price on 31 March 2008	€ 86.35
High/low (closing prices) in Q1 2008	€ 102.31 / € 74.00
Earnings per share for Q1 2008	€ 1.65
Market capitalization as of 31 March 2008	€ 13.38 billion
Avg. daily trading volume (single counting) in Q1 2008	495,247 shares
Stock exchange turnover (single counting) in Q1 2008	€ 2.585 billion
Free float as of 31 March 2008	31.5%

Stock details

ISIN	AT0000606306
Ticker symbols	RIBH (Vienna Stock Exchange)
	RIBH AV (Bloomberg)
	RIBH.VI (Reuters)
Market segment	Prime Market
Issue price per share as of IPO (25 April 2005)	€ 32.50
Issue price per share as of capital increase (5 October 2007)	€ 104.00
Number of issued shares as of 31 March 2008	154,667,500

Investor Relations contact

E-mail: investor.relations@ri.co.at
Internet: www.ri.co.at → Investor Relations
Phone: +43-1-71 707 2089
Fax: +43-1-71 707 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Business Development

Record quarter despite difficult market environment

Despite a difficult environment shaped by international financial market gyrations, Raiffeisen International achieved another record result thanks to its focus on Central and Eastern Europe. Consolidated profit (after tax and minorities) came to € 254 million, which represents an increase of 32 per cent on the comparable period last year. This quarterly result was solely due to organic growth and is the company's best to date if one disregards the fourth quarter of 2006 with the one-off effect of selling Raiffeisenbank Ukraine.

The increase of consolidated profit versus the first quarter of last year was again achieved though operating profit. *Net interest income* showed a plus of 41 per cent, and *net commission income* rose by 20 per cent. Set against that were general administrative expenses with a plus of 23 per cent and new allocations to impairment loss provisioning, which likewise increased by 23 per cent. A higher tax rate and valuation losses from hedging operations burdened the result.

Viewed regionally, the CIS showed the largest plus in the first three months of 2008. Profit before tax rose by 65 per cent to € 133 million because of higher net interest income and lower impairment loss provisioning. That makes the earnings contribution from the CIS the highest of all the regions. In Southeastern Europe, profit before tax increased by 30 per cent to € 127 million thanks to good operating results and only moderately higher general administrative expenses. In Central Europe, profit before tax decreased by € 5 million to € 110 million. That was mainly due to special effects in 2007, including the initial consolidation of asset management companies and divestment of a subsidiary in Hungary.

From the beginning of 2007, three asset management companies and four insurance brokers were included in the scope of consolidation for the first time by reason of materiality. There were no notable changes in the scope of consolidation in 2008 that could affect the comparison with last year.

ROE lower due to capital increase

The return on equity (ROE) before tax declined in the first quarter compared with the full year 2007 by 3.2 percentage points to 22.5 per cent. The ROE turned out lower despite a 26 per cent increase of profit before tax to € 370 million because the equity base was significantly larger. That was due not only to the capital increase at the beginning of October 2007, but also to high profit retention last year. Average equity consequently grew by 37 per cent to € 6,572 million.

At 17.7 per cent in the first quarter of 2008, the consolidated ROE (after tax and minorities) declined by a somewhat smaller 2.4 percentage points. Earnings per share in the first quarter improved by € 0.30 on the comparable period last year to € 1.65 despite a larger number of shares outstanding.

Cost/income ratio considerably improved

The cost/income ratio improved significantly in the first quarter of 2008 to 53.8 per cent. It was thus better than both the first quarter last year (57.2 per cent) and the end of 2007 (57.6 per cent). *Operating income* rose on the comparable period by 30 per cent, or € 253 million, to € 1,086 million. The most significant increase was in net interest income (41 per cent). Net commission income also showed a plus (20 per cent), while trading profit grew only slightly (6 per cent) and other operating income declined significantly due to the already mentioned special effects last year. There were no noteworthy changes in the scope of consolidation.

General administrative expenses grew on last year's level by 23 per cent, or € 108 million, to € 584 million. The largest increase was in staff expenses, which rose by 26 per cent to € 294 million. The average number of staff went up by 12 per cent on the comparable period to 59,435. Salaries also increased significantly in some markets with dynamic economic development.

Strong growth in the customer segments

Considerable gains were registered in the *corporate customer* segment, where profit before tax rose by 59 per cent on the comparable period last year to € 227 million. The increase was mainly due to operating business, including a rise of net interest income by 58 per cent to € 252 million. At € 26 million, provisioning for impairment losses remained at last year's level despite the volume growth. General administrative expenses rose by 29 per cent to € 122 million, which is why the cost/income ratio improved further to 32.4 per cent. Other operating income includes a contribution of about € 7 million from operating leasing. The return on equity improved only slightly because of the much larger equity base, by 0.2 percentage points, to 27.6 per cent, which is the best of all the segments. Risk-weighted assets for credit risk according to Basel II reached € 30.1 billion, a value 57 per cent higher than that of the comparable period last year calculated according to Basel I. That is due to the new method of calculation, which burdens receivables from banks and the public sector with higher risk weightings.

Profit before tax in the *retail customer* segment improved by 19 per cent on the comparable period to € 132 million. The increase was more moderate than in the preceding periods due to 26 per cent higher general administrative expenses totaling € 412 million and 39 per cent higher new allocations to impairment loss provisioning (€ 67 million). The return on equity fell by 3.5 percentage points to 25.8 per cent because of the greatly expanded base resulting from last year's equity increases. Operating income from retail customers rose by 28 per cent to € 620 million, with the greatest growth coming from net interest income at plus 32 per cent. Despite continuing high general administrative expenses due to expansion, the cost/income ratio improved by another 0.7 percentage points to 66.5 per cent. Risk-weighted assets reached € 15.2 billion at the end of the quarter, which is an increase of 10 per cent compared with the old value calculated according to Basel I rules from the comparable period last year. The Basel II rules favor the weighting of the credit volume of retail customers. The share of total earnings attributable to this segment fell by 2 percentage points to 36 per cent.

The *treasury* segment made a nearly unchanged earnings contribution of € 49 million (plus 1 per cent). This was achieved despite increased general administrative expenses mainly thanks to an 88 per cent improvement of net interest income. A valuation loss from a position taken to reduce interest rate risk caused earnings to decrease by € 28 million.

Business volume expanded as planned

The consolidated balance sheet total increased as planned with a plus of more than 5 per cent. It stood at € 76.5 billion at the end of March. That represented growth of 28 per cent on the comparable level of March 2007. Changes in the scope of consolidation had no effect worth mentioning on the balance sheet, while the influence of exchange rate movements – especially from weaker currencies in the CIS – was more significant at 1 per cent, or € 0.8 billion. Adjusted growth thus amounted to more than 6 per cent.

In absolute terms, *loans and advances to customers* changed the most with a plus of € 2.3 billion. The loan portfolio thus stood at € 51.1 billion at the end of the quarter. Credits to retail customers rose by 7 per cent and thus significantly more than credits to corporate customers at plus 3 per cent. Loans and advances to banks grew by € 2.1 billion, while the cash reserve declined by € 1.0 billion.

On the liability side, customer deposits rose in the first quarter by almost 4 per cent, or € 1.6 billion, to € 42.1 billion. The regional emphasis was in the CIS (plus 16 per cent), while deposits in Southeastern Europe fell by a slight 3 per cent. The balance sheet item *liabilities evidenced by paper* increased significantly, by 26 per cent to € 2.9 billion, which was due to issuing debt securities in Slovakia and the Czech Republic.

Detailed review of income statement items

Profit from operating activities on a period basis

in € mn	*1/1-31/3/2008*	*Change*	*1/1-31/3/2007*	*1/1-31/3/2006*
Net interest income	*711*	*40.8%*	*505*	*378*
Net commission income	*331*	*20.3%*	*275*	*185*
Trading profit	*38*	*5.5%*	*36*	*30*
Other operating income	*6*	*(66.1)%*	*17*	*2*
Operating income	***1,086***	***30.3%***	***833***	***595***
Staff expenses	*(294)*	*25.5%*	*(234)*	*(164)*
Other administrative expenses	*(234)*	*22.0%*	*(191)*	*(144)*
Depreciation/amortization/write-downs	*(57)*	*12.0%*	*(51)*	*(39)*
General administrative expenses	***(585)***	***22.6%***	***(477)***	***(348)***
Profit from operating activities	***501***	***40.6%***	***356***	***247***

Operating income

Net interest income, Raiffeisen International's most important income component, showed very gratifying development, growing by 41 per cent on the comparable period last year from € 505 million to € 711 million. The increase was thus significantly above that of the average balance sheet total, which amounted to 29 per cent. There were no material changes in the scope of consolidation in the reporting period. Net interest income rose by € 98 million, or 32 per cent, on the comparable period in 2007 to € 404 million in the retail customer segment. Significant increases of net interest income were registered in all regional segments. Group units in the CIS showed the best development with a plus of 49 per cent, mainly due to higher interest margins in Russia. The increase amounted to 35 per cent in Central Europe, and to 39 per cent in Southeastern Europe. The overall interest rate margin improved by 31 basis points on the first quarter of 2007 to 3.83 per cent. That was 3 basis points below the 2007 level, which may be attributed to an increase of funding costs caused by the global financial crisis.

Net commission income registered a plus of 20 per cent to € 331 million. That was somewhat weaker after significant pluses in the previous years, which may be attributed to lower income from securities transactions and other banking services. More significant increases were achieved in the main earnings components. Foreign exchange and notes/coins business contributed with a plus of 30 per cent to € 101 million. From loan and guarantee business, there was an increase of 29 per cent to € 43 million, and from payment transfers, one of 22 per cent to € 145 million. Growth of net commission income amounted to 20 per cent for corporate customers, and to 22 per cent for personal customers, who accounted for almost two-thirds of the total. In regional terms, there were significant increases of 26 per cent to € 102 million in Southeastern Europe and 24 per cent to € 136 million in Central Europe, while the plus in the CIS was below average at 11 per cent.

Structure of operating income


Net interest income 66% (+5 PP)
Net commision income 30% (-3 PP)
Trading profit 3% (-1 PP)
Others 1% (-1 PP)

With an increase of 6 per cent, *trading profit* was below the growth rates of the other operating profit components. It grew by € 2 million to € 38 million. Net income from *currency-related business* increased significantly from € 16 million to € 54 million, mainly due to foreign exchange positions in Russia that were revalued because of significant exchange rate movements of currencies correlated to the US dollar. On the other hand, the net amount from *interest-related business* fell from plus € 13 million to minus € 11 million. These valuation losses of certain securities, of which most were government issues (especially in Slovakia, Hungary, and Croatia), are attributable to market-driven widening of spreads. The opposite trend was observed last year.

Other operating income declined by two-thirds to € 6 million. The comparison with last year is influenced by the effects of consolidating asset management companies in Slovakia, Hungary, and Croatia for the first time. The related release of negative goodwill through the income statement amounted to € 12 million last year.

General administrative expenses

General administrative expenses grew by 23 per cent, or € 108 million, on the comparable period last year to € 585 million. Changes in the scope of consolidation had no noteworthy effects. Because of this relatively moderate increase despite continuing capital investment in distribution channel expansion, the cost/income ratio improved by 3.4 percentage points to 53.8 per cent. Compared with the end of 2007, it declined by even 3.8 percentage points.

Structure of general administrative expenses


Staff expenses 50% (+1 PP)
Other administrative expenses 40% (+/-0 PP)
Depreciation, amortisation and writedowns 10% (-1 PP)

Staff expenses, which accounted for exactly half of general administrative expenses, grew by 26 per cent, or € 60 million, on the comparable period last year to € 294 million. Similar increases were registered in all the regions, between 24 per cent (CIS) and 26 per cent (Southeastern Europe). The share of staff expenses attributable to statutory social security costs and staff-related taxes came to just under 20 per cent, while voluntary staff expenses reached a share of about 2 per cent.

The average number of staff was 12 per cent above the comparable period in 2007 and amounted to 59,435. Growth was strongest in Southeastern Europe, with a plus of 24 per cent, or 3,373 employees. The average number increased by 14 per cent in Central Europe, but was only 4 per cent above 2007 in the CIS. That was due to the large number of employees in Ukraine, where less new staff is needed in the framework of modernization.

Other administrative expenses rose by 22 per cent, or € 42 million, to € 234 million and were thus lower than staff expenses. They grew the most in Central Europe at about 20 per cent, while rising only slightly in the CIS at 8 per cent. Office space was the most important expense component at € 66 million (plus 36 per cent), followed by IT (plus 23 per cent to € 30 million), and advertising (plus 15 per cent to € 24 million).

The number of business outlets increased in the first three months by only 19 on balance, because a net 40 branches were closed due to location optimization, especially in Ukraine. The total number thus stood at 3,034. New outlets were opened mainly in Southeastern Europe (30), including Romania (17) and Bulgaria (7), as well as in Poland (8).

Depreciation/amortization/write-downs of tangible and intangible fixed assets rose by 12 per cent, or € 6 million, to € 57 million, of which € 5 million was due to assets from operating leasing. Capital investments in tangible and intangible fixed assets (excluding operating leasing) amounted to € 81 million for the first quarter of 2008, with the share of intangible assets (mainly software systems) at about 28 per cent.

Consolidated profit

New allocations to *provisioning for impairment losses* rose by 23 per cent, or € 17 million, on the comparable period last year to € 93 million. Of that total, 46 per cent, or € 43 million, concerned Group units in Central Europe. That means an increase of € 23 million on the comparable period last year. On the other hand, provisioning declined significantly in the CIS, by € 15 million to € 23 million net.

Despite the increase of provisioning for impairment losses, the *risk/earnings ratio* improved by 1.7 percentage points to 13.1 per cent. More than 70 per cent of all provisioning was formed for retail customers, while corporate customers accounted for the rest.

The minus € 38 million shown in the table below under *other profit (loss)* comes from two income statement items. The first is valuation result from derivative financial instruments, which includes € 37 million in valuation losses. Those arose from interest rate swaps entered into to reduce interest rate risk that showed negative market values due to the weak US dollar and strong market-driven interest rate movements. The second is net income (loss) from financial investments and current financial assets of minus € 1 million, which was largely due to losses on securities classified as current assets. The € 12 million posted in the comparable period last year included income of € 14 million from the sale of a Hungarian subsidiary.

Development of consolidated profit on a periodic basis

in € mn	1/1-31/3/2008	Change	1/1-31/3/2007	1/1-31/3/2006
Profit from operating activities	**501**	**40.6%**	**356**	**247**
Provisioning for impairment losses	(93)	22.5%	(76)	(55)
Other profit (loss)	(38)	–	12	(2)
Profit before tax	**370**	**26.4%**	**292**	**190**
Income tax	(90)	46.2%	(62)	(42)
Profit after tax	**279**	**21.1%**	**231**	**147**
Minority interests in profit	(25)	(34.7)%	(38)	(27)
Consolidated profit	**254**	**32.1%**	**193**	**120**

Income taxes rose by 46 per cent, or € 28 million, to € 90 million, which was a larger increase than that of profit before tax at 26 per cent. The tax rate reached a higher level than in the comparable period last year. That resulted from earnings growth in the regions with the highest tax rates. The effective tax rate (including deferred taxes) is the highest in the CIS at over 25%. It is the lowest in Southeastern Europe, where it averages only about 17 per cent.

Profit after tax thus increased by 21 per cent, or € 49 million, to € 279 million before deduction of *minority interests in profit*, which are allocable to outside shareholders in various Group units. Altogether, they are entitled to € 25 million of the first quarter's profit. That represents a decline because the mix of earnings in the Group has shifted strongly in favor of units without minority shareholders.

Consolidated profit allocable to Raiffeisen International shareholders increased by 32 per cent, or € 61 million, to € 254 million. Dividing that result by the average number of shares outstanding yields earnings per share of € 1.65 for the first quarter of 2008, which is € 0.30 higher than in the comparable period last year.

Balance sheet development

Compared with the end of 2007, the *balance sheet total* of Raiffeisen International rose by 5 per cent, or € 3.7 billion, to € 76.5 billion. That growth was entirely organic, since no material changes occurred in the scope of consolidation. However, significant devaluation of currencies correlated with the US dollar (especially in the CIS) had a negative influence on the balance sheet total of about 1 percentage point, or € 0.8 billion. Consequently, adjusted growth of the balance sheet total came to about 6 per cent.

Structure of assets


Loans and advances to banks 17% (+2 PP)
Loans and advances to customers 66% (+/-0 PP)
Securities 9% (+/-0 PP)
Other assets 8% (-2 PP)

Assets

The beginning of 2008 confirmed the trend of recent years. *Loans and advances to customers* were the most important growth driver again in the first quarter. They rose by almost 5 per cent, or € 2.3 billion, to a total of € 51.1 billion. Adjusted for impairment loss provisioning of € 1.2 billion, loans and advances to customers continued to make up exactly two-thirds of balance sheet assets. Credits to retail customers accounted for 56 per cent of the increase, with exposure rising mainly to private individuals by about € 1.1 billion. Lending to predominantly large corporate customers were responsible for 40 per cent, or € 0.9 billion, of the increase. The ratio of customer loans to customer deposits amounted to 122 per cent, which represents a small plus of 1 percentage point.

Loans and advances to banks rose by 19 per cent compared with the end of 2007 to € 13.2 billion. The increase resulted mainly from short-term investments with internationally operating commercial banks. The share of assets grew by 2 percentage points to 17 per cent.

The share of balance sheet assets attributable to *financial investments* remained unchanged at 9 per cent. The increase amounted to 2 per cent, and the total at the end of March came to € 7.1 billion, of which more than 60 per cent, or € 4.4 billion, concerned investments in debt securities issued by the public sector. While the total of securities classified as other current financial assets rose, due to increased investment in fixed-interest debt securities, by 7 per cent and the total of trading positions by 4 per cent, securities classified as financial investments remained nearly constant (minus 1 per cent).

Since the cash reserve declined by about € 1.0 billion compared with the end of 2007, the share attributable to *other assets* shrank by 2 percentage points to 8 per cent.

Liabilities

At the end of the first quarter, the Group's liabilities and own funds exhibited negligible structural changes compared with the end of 2007. The liability side of the balance sheet continued to be dominated by *deposits from customers*, with a share of 55 per cent. *Deposits from banks* accounted for about 27 per cent of the balance sheet total. The rest consisted of *own funds* (11 per cent) and *other liabilities* (7 per cent).

Structure of liabilities


Deposits from banks 27% (+/-0 PP)
Deposits from customers 55% (-1 PP)
Other liabilities 7% (+1 PP)
Own funds 11% (+/-0 PP)

Compared with the end of 2007, *deposits from customers* rose by about 4 per cent to just under € 42.1 billion. At € 1.8 billion, or 16 per cent, the greatest increases were achieved in the CIS. Furthermore, deposits from customers in Central Europe grew, in contrast to Southeastern Europe, by 3 per cent, or € 0.5 billion. Deposits from customers in Southeastern Europe decreased slightly by 3 per cent, or € 0.4 billion. Sight deposits increased by 6 per cent to € 18.6 billion, while time and savings deposits rose by 3 per cent to € 23.5 billion.

Deposits from banks grew by 3 per cent in the period from the beginning of the year to € 20.5 billion. While an increase was noted in the network banks in Central Europe (plus 10 per cent, or € 0.2 billion), funding arrangements in Southeastern Europe (minus 3 per cent, or € 0.01 billion) and in the CIS declined (minus 1 per cent, or € 0.01 billion).

Own funds, consisting of equity and subordinated capital, amounted to € 8.4 billion. Their share of the balance sheet total remained unchanged at 11 per cent. Set against that increase, resulting from the profit of the first quarter of € 279 million and capital contributions from minority shareholders in various Group units of € 52 million, is a negative exchange rate movement amounting to € 131 million. The subordinated capital included in own funds remained unchanged at € 1.5 billion. It is mainly needed for the local regulatory purposes of the Group banks.

Equity on the balance sheet and regulatory capital

Equity shown on Raiffeisen International's balance sheet increased in the period from the end of 2007 by 3 per cent, or € 224 million, to € 6,846 million. That resulted mainly from the current quarter's profit amounting to € 279 million. Furthermore, exchange rate movements of some CEE currencies and related capital hedges reduced equity on balance by € 84 million. The strongest effects resulted from currency devaluations in Ukraine and Russia.

The dividend of € 0.93 per share proposed for 2007, which would mean a total of € 144 million, was not yet subtracted from equity in the first quarter, since this dividend proposal must still be approved by the Annual General Meeting of Raiffeisen International Bank-Holding AG on 10 June 2008.

Raiffeisen International is not a banking group in its own right within the meaning of the *Austrian Banking Act (BWG)* and is therefore not itself, as a consolidated group, subject to the requirements of that statute. The following consolidated figures have been calculated according to the provisions of the BWG and enter into the accounts of the RZB banking group. They are provided here for information purposes only.

Since 1 January 2008, solvency has been calculated according to Basel II. Lacking equivalent comparison figures for the end of 2007, the values in this report are compared with the regulatory own funds requirement according to the old Basel I rule.

Composition of own funds requirement


Credit risk corporate 53%
Credit risk retail 18%
Credit risk financial institutions 4%
Credit risk sovereigns 6%
Credit risk other 3%
Market risk 4%
Open FX position risk 4%
Operational risk 8%

Regulatory own funds increased by € 349 million to € 7,033 million. That does not include the reporting year's current profit because of statutory regulations in effect in Austria. *Core capital* (Tier 1) remained almost unchanged at € 5,702 million, a slight increase of € 10 million. *Additional own funds* (Tier 2) rose by € 351 million to € 1,308 million due to changes in the calculation method.

Set against own funds is a regulatory *own funds requirement* of € 5,257 million, which results in an excess cover of about 34 per cent. At the end of the year, the requirement amounted to € 4,317 million according to the old rule. A large part of the € 940 million increase is due to the Basel II effect and particularly to the own funds requirement for operational risk, included for the first time and accounting for € 437 million.

The core capital ratio in relation to credit risk fell accordingly by 1.2 percentage points to 10.2 per cent. The own funds ratio decreased by 1.7 percentage points to 10.7 per cent.

Risk management

A bank's ability to capture and measure risks comprehensively and to monitor and manage them in real time is a decisive competitive factor. To ensure the Group's long-term success and permit targeted growth in the relevant markets, Raiffeisen International's risk management and risk controlling activities aim to ensure careful handling and professional management of credit, country, market, liquidity, and operational risks.

Raiffeisen International is exposed to all those types of risks in the framework of its business activity and in connection with the launch and subsequent establishment of financial products and services. The CEE region is distinguished by strong economic growth compared with established markets, but that may also be associated with higher volatility. At the time when this report was produced, Raiffeisen International knew of no risks of unusual extent.

In the beginning of 2008, the RZB Group switched to using the Basel II rules to calculate regulatory minimum own funds requirements. Raiffeisen International is not itself subject to those rules as a subsidiary group of RZB. However, since the results flow into the RZB Group, they are used for internal control and information purposes.

The own funds requirement according to Basel II for risk-weighted assets in the non-retail segment is calculated centrally in Vienna. The Basel II standardized approach is applied. In a centralized Group solution, the own funds calculation is carried out for all units of Raiffeisen International with the aid of standardized risk management software. For that purpose, the various options of the respective local legislatures and regulatory agencies are configured and are applied accordingly. The calculation of the own funds requirement for the retail portfolio is performed in the local units according to the rules of the Basel II standardized approach. The respective local options are also applied there. The results are transmitted to the central data warehouse in Vienna.

The own funds requirement for operational risk is calculated according to the standardized approach, except in the local units in Croatia and Ukraine, for which the own funds requirement is calculated according to the basic indicator approach. The standardized approach is used to calculate the own funds requirement for the trading book.

Outlook and targets unchanged

Building on our successful mid-market strategy, the corporate customers segment will make the largest contribution to profit before tax again in 2008. In the retail business, we continue to emphasize expansion of the branch network to support the broadening of our customer base. Moreover, we will further develop our product range in the areas of asset management and insurance in the current year.

Our goal for consolidated profit in 2008 is about € 1 billion.

We aim to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

We have set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take account of any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent, and our target risk/earnings ratio is about 15 per cent.

Segment Reports

Classification of segments

Raiffeisen International classifies its business primarily according to customer groups:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

The secondary classification of segments for reporting is made according to regional aspects. The location of the respective business outlets is the criterion of segment assignment:

- ***Central Europe*** (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- ***Southeastern Europe*** (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Moldova, Romania, and Serbia
- ***Commonwealth of Independent States*** (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine

You will find a detailed description of the individual segments beginning on page 31. The figures stated are derived from the financial statements prepared according to the *International Financial Reporting Standards* (IFRS) underlying the consolidated financial statements. Divergences from locally published data are possible. Employees from the head office are added pro rata in the staff figures presented below.

Best quarterly result in the CIS

Of the three regional segments, the CIS registered the highest profit before tax in the first quarter with an increase of 65 per cent to € 133 million. That was mainly due to strong increases in interest income and low new provisioning needs. Balance sheet assets rose by 33 per cent, which is also the strongest plus of all the segments. The contribution to profit before tax amounted to 36 per cent, which is 8 percentage points above the segment's share in the comparable period.

The region of Southeastern Europe contributed the second-largest share to profit before tax at 34 per cent (last year: 33 per cent). The segment registered a considerable increase of 30 per cent, or € 29 million, to € 127 million. That was largely based on solid growth of net interest and commission income.

In Central Europe, profit before tax remained at the same high level as in the comparable period. The segment contributed a share of 30 per cent to the total result. That represents a decline of 9 percentage points on last year's level, which was influenced by some special effects. Balance sheet assets grew by 30 per cent in comparison with last year.

The shares of balance sheet assets attributable to the individual segments remained nearly unchanged compared with December 2007. Central Europe continued to dominate consolidated assets with a share of 41 per cent, followed by Southeastern Europe at 31 per cent and the CIS at 28 per cent.

Segment shares of profit before tax (compared with 1/1–31/3/2007)


Central Europe 30% (-9 PP)
Southeastern Europe 34% (+1 PP)
CIS 36% (+8 PP)

Segment shares of assets (compared with 31/12/2007)


Central Europe 41% (+/-0 PP)
Southeastern Europe 31% (-1 PP)
CIS 28% (+1 PP)

Central Europe

in € mn	1/1-31/3/2008	1/1-31/3/2007	Change
Net interest income	238	177	34.7%
Provisioning for impairment losses	(43)	(20)	113.0%
Net interest income after provisioning	**196**	**157**	**24.8%**
Net commission income	136	110	23.7%
Trading profit	4	12	(64.9)%
Net income (loss) from derivative financial instruments	(3)	–	–
Net income from financial investments and current financial assets	2	–	–
General administrative expenses	(221)	(182)	21.5%
Other operating profit (loss)	(3)	7	–
Income from disposal of Group assets	–	11	–
Profit before tax	**110**	**115**	**(3.9)%**

Share of profit before tax	29.8%	39.2%	(9.4) PP
Total assets*	31,347	24,106	30.0%
Risk-weighted assets (credit risk)*	22,207	16,477	34.8%
Total own funds requirement*	2,115	1,413	49.6%
Average number of staff	13,205	11,627	13.6%
Business outlets*	547	521	5.0%
Cost/income ratio	59.0%	59.6%	(0.7) PP
Average equity	2,690	1,901	41.5%
Return on equity before tax	**16.4%**	**24.1%**	**(7.7) PP**

* Reference date value as of 31 March

In Central Europe, *profit before tax* came to € 110 million in the first quarter and was thus at about the same level as in the comparable period despite special effects last year. It declined by 4 per cent, or € 5 million, compared with the first quarter of 2007. However, the *return on equity before tax* for Central Europe fell, by 7.7 percentage points to 16.4 per cent. The main factors responsible for that were a sharp increase of equity by 42 per cent on the comparable period, relatively high administrative costs, and higher provisioning for impairment losses in the region.

The Group's assets in Central Europe rose by 30 per cent, or € 7.2 billion, compared with last year to € 31.3 billion. The increase of volume was thus lower than that of *net interest income*, which rose by 35 per cent to € 238 million. That was a consequence of the widening of the net interest margin by 14 basis points to 3.13 per cent. Risk-weighted assets rose somewhat more strongly than balance sheet assets, by 35 per cent from € 16.5 billion to € 22.2 billion. This increase is partly due to the Basel II effect.

New allocations to *provisioning for impairment losses* rose by 113 per cent to € 43 million. This increase was mainly due to new allocations to specific provisions in some of the region's Group units. The *risk/earnings ratio* for the entire region thus increased by 6.5 percentage points on the comparable period to 17.8 per cent. The share of the loan portfolio attributable to non-performing loans rose by 0.31 percentage points on the comparable period to 2.67 per cent.

Net commission income rose by € 26 million to € 136 million. This increase is based on constantly growing transaction volumes and came to € 48 million in the areas of payment transfers and account services. In foreign exchange and notes/coins business, net commission income rose to € 56 million. At 36 per cent, the share of operating income attributable to the region's commission-related business was the highest of all the segments.

Trading profit in Central Europe amounted to € 4 million. While a positive result of € 15 million was achieved from currency-related business, the region posted a loss of about € 9 million in interest-related business, which was due to valuation losses on securities held for trading.

Altogether, *general administrative expenses* increased by 22 per cent, or € 39 million, on the comparable period to € 221 million. Staff expenses amounted to € 108 million, and the average number of staff rose by 14 per cent to 13,205. Other administrative expenses climbed by € 15 million to € 88 million. The number of business outlets increased by 5 per cent, or 26, compared with last year to 547. At € 21 million, depreciation/amortization/write-downs were € 4 million higher than last year. Nevertheless, the *cost/income ratio* declined slightly, by 0.7 percentage points, to 59.0 per cent.

Other operating profit (loss) amounted to minus € 3 million and consisted mainly of other tax expenses in Hungarian and Slovakian Group units. This item came to € 7 million last year, with € 9 million contributed by the initial consolidation of asset management companies in Slovakia and Hungary. Furthermore, *income from disposal of group assets* was shown last year, which resulted from the sale of a Hungarian energy production company. That yielded a deconsolidation effect of € 11 million. On the other hand, there was no sale of Group assets in the current year.

Southeastern Europe

in € mn	1/1-31/3/2008	1/1-31/3/2007	Change
Net interest income	211	152	38.8%
Provisioning for impairment losses	(27)	(17)	57.2%
Net interest income after provisioning	**184**	**135**	**36.4%**
Net commission income	102	81	25.8%
Trading profit	7	15	(53.4)%
Net income (loss) from derivative financial instruments	(1)	-	-
Net income (loss) from financial investments and current financial assets	(3)	1	-
General administrative expenses	(172)	(145)	18.8%
Other operating profit (loss)	10	11	(5.7)%
Profit before tax	**127**	**98**	**29.9%**

Share of profit before tax	34.3%	33.4%	0.9 PP
Total assets*	23,602	19,340	22.0%
Risk-weighted assets (credit risk)*	17,253	12,463	38.4%
Total own funds requirement*	1,614	1,050	53.7%
Average number of staff	17,136	13,763	24.5%
Business outlets*	1,003	755	32.8%
Cost/income ratio	52.2%	56.0%	(3.8) PP
Average equity	1,917	1,402	36.7%
Return on equity before tax	**26.5%**	**27.8%**	**(1.3) PP**

* Reference date value as of 31 March

Of the three segments, Southeastern Europe registered the second-largest earnings growth in the reporting period. *Profit before tax* rose by 30 per cent to € 127 million mainly thanks to the strong increase of net interest and commission income. Because of a higher equity base, the *return on equity before tax* fell by 1.3 percentage points from 27.8 per cent to 26.5 per cent.

Net interest income in the region grew by 39 per cent, or € 59 million, to € 211 million, while balance sheet assets rose by only 22 per cent to € 23.6 billion. That resulted from significant improvement of the net interest margin by 42 basis points to 3.61 per cent. Risk-weighted assets (credit risk) increased by 38 per cent from € 12.5 billion before to € 17.3 billion. The Basel II effect had somewhat more impact here, as countries with lower ratings are included in this region.

Provisioning for impairment losses increased by 57 per cent, or € 10 million, from a very low level to € 27 million. Nevertheless, the *risk/earnings ratio* was nearly unchanged at 12.9 per cent (plus 1.5 percentage points). The share of the loan portfolio attributable to non-performing loans fell slightly during the reporting period to 1.66 per cent.

Net commission income in the region rose by 26 per cent from € 81 million to € 102 million. Good development in the areas of payment transfers and account services at € 37 million and in foreign exchange and notes/coins business at € 21 million contributed decisively to this increase.

Southeastern Europe yielded *trading profit* of € 7 million. Currency-related business came to € 16 million and was thus 23 per cent above the comparable period's level. Largely offsetting losses from hedging transactions in Croatia taken to minimize the currency risk of certain loan portfolios, valuation gains from open foreign exchange positions were the main reason for that. Losses from interest-related business amounted to € 3 million.

Development of general administrative expense, which grew by 19 per cent to € 172 million, continued to be shaped by branch expansion. Staff expenses rose from € 61 million to € 77 million. The average number of staff increased by 3,373 on the comparable period to 17,136. Other administrative expenses were 17 per cent higher than last year at € 75 million. Depreciation/amortization/write-downs, mostly for branch investments, increased by 16 per cent to € 20 million. With a rise of 33 per cent from 775 to 1,003 business outlets, this segment achieved the largest increase of all the segments. The cost/income ratio improved significantly, by 3.8 percentage points to 52.2 per cent.

Other operating profit (loss), which fell slightly from € 11 million to € 10 million, was positively influenced in the region, among other things, by higher income from operating leasing business, which contributed € 6 million to earnings in the first quarter. The integration by reason of materiality of a new Group unit operating in investment banking in Southeastern Europe, Raiffeisen Capital & Investment Romania S.A., Bucharest, yielded income from initial consolidation of € 4 million.

CIS

in € mn	1/1-31/3/2008	1/1-31/3/2007	Change
Net interest income	261	176	48.7%
Provisioning for impairment losses	(23)	(39)	(39.7)%
Net interest income after provisioning	**238**	**137**	**73.7%**
Net commission income	93	85	10.6%
Trading profit	26	9	198.7%
Net income (loss) from derivative financial instruments	(33)	(3)	-
Net income (loss) from financial investments and current financial assets	0	0	–
General administrative expenses	(191)	(149)	27.8%
Other operating profit (loss)	(2)	(1)	50.2%
Income from disposal of group assets	–	3	–
Profit before tax	**133**	**80**	**65.2%**
Share of profit before tax	35.9%	27.5%	8.4 PP
Total assets*	21,523	16,175	33.1%
Risk-weighted assets (credit risk)*	16,165	11,101	45.6%
Total own funds requirement*	1,528	983	55.5%
Average number of staff	29,094	27,869	4.4%
Business outlets*	1,484	1,614	(8.1)%
Cost/income ratio	50.2%	55.7%	(5.4) PP
Average equity	1,965	1,277	53.8%
Return on equity before tax	**27.0%**	**25.2%**	**1.8 PP**

* Reference date value as of 31 March

Profit before tax in the CIS increased by 65 per cent, or € 53 million, to € 133 million in the first quarter. Thus, the region made the strongest contribution to the earnings of Raiffeisen International. Its good results were achieved mainly through high growth of net interest income and low new allocations to provisions.

Net interest income in the region rose by 49 per cent, or € 85 million, to € 261 million and thus developed even more dynamically than balance sheet assets, which increased above average, by € 5.3 billion to € 21.5 billion, thanks to a significant rise in lending business. That was due to improvement of the net interest margin by 37 basis points to 5.05 per cent.

Risk-weighted assets (credit risk) rose by 46 per cent on the first quarter of 2007 to € 16.2 billion and thus more strongly than balance sheet assets. That is mainly due to applying Basel II, since the comparable figures from last year were still based on the calculation according to Basel I.

Provisioning for impairment losses fell significantly in the first quarter from € 39 million before to € 23 million. This decrease was made possible by releases of portfolio-based provisions in Russia. The *risk/earnings ratio* improved by 13.1 percentage points to 8.9 per cent. The ratio of non-performing loans to the loan portfolio rose by 1 basis point to 2.11 per cent.

Net commission income registered an increase of € 8 million to € 93 million. Payment transfers made the largest contribution to that at € 55 million. Foreign exchange and notes/coins business contributed a further € 24 million.

Trading profit grew by € 18 million to € 26 million. Income from currency-related business of € 25 million came mainly from the valuation of open foreign exchange positions in the balance sheet. Interest-related business yielded income of € 2 million.

Net income (loss) from derivative financial instruments amounted to minus € 33 million. That was based mainly on a valuation result in Russia, where interest rate swaps were entered into to reduce interest rate risk whose valuation at the end of the first quarter resulted in losses of € 25 million.

General administrative expenses rose by 28 per cent, or € 42 million, to € 191 million. The increase of staff expenses from € 80 million to € 99 million was influenced by staff expansion and the generally rising cost trend in the CIS. With 29,094 persons, the region showed the highest average number of staff, and the increase on the comparable period amounted to 1,225. Other administrative expenses grew from € 48 million before to € 69 million. Depreciation/amortization/write-downs remained almost at the comparable period's level and amounted to € 15 million. The region's *cost/income ratio* improved by 5.4 percentage points to 50.2 per cent.

The segment's *other operating profit (loss)* remained negative and amounted to € 2 million. It was based mainly on expenses for other taxes in the Russian Group unit. There was also still *income from disposal of group assets* of € 3 million to take into account last year.

Consolidated Financial Statements

(Interim report as of 31 March 2008)

Income statement

in € mn	Notes	1/1-31/3 2008	1/1-31/12 2007	Change
Interest income		1,347.5	982.9	37.1%
Current income from associates		0.5	0.2	199.0%
Interest expenses		(636.9)	(478.1)	33.2%
Net interest income	(2)	**711.1**	**505.0**	**40.8%**
Provisioning for impairment losses	(3)	(93.0)	(75.9)	22.5%
Net interest income after provisioning		**618.1**	**429.1**	**44.1%**
Commission income		386.0	318.3	21.3%
Commission expense		(55.2)	(43.2)	27.7%
Net commission income	(4)	**330.8**	**275.1**	**20.3%**
Trading profit	(5)	37.5	35.6	5.5%
Net income (loss) from derivative financial instruments	(6)	(36.7)	(2.7)	–
Net income (loss) from financial investments	(7)	(1.5)	0.8	–
General administrative expenses	(8)	(584.4)	(476.5)	22.6%
Other operating profit/loss	(9)	5.8	17.0	(66.1)%
Income from disposal of group assets		–	14.1	–
Profit before tax		**369.6**	**292.5**	**26.4%**
Income taxes		(90.2)	(61.7)	46.2%
Profit after tax		**279.4**	**230.8**	**21.1%**
Minority interests in profit		(24.9)	(38.2)	(34.7)%
Consolidated profit		**254.4**	**192.6**	**32.1%**

in €	1/1-31/3 2008	1/1-31/3 2007	Change
Earnings per share	**1.65**	**1.35**	**0.30**

Earnings per share are obtained by dividing consolidated profit by the average number of common shares outstanding. As of 31 March 2008, the number of common shares outstanding was 153.9 million compared with 142.5 million as of 31 March 2007.

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit development

Quarterly results

in € mn	Q2/2007	Q3/2007	Q4/2007	Q1/2008
Net interest income	573.8	625.0	715.1	711.1
Provisioning for impairment losses	(77.3)	(88.8)	(114.9)	(93.0)
Net interest income after provisioning	**496.4**	**536.2**	**600.2**	**618.1**
Net commission income	297.2	322.8	354.8	330.8
Trading profit	43.7	41.4	7.1	37.5
Net income (loss) from derivative financial instruments	6.8	(26.3)	(8.0)	(36.7)
Net income (loss) from financial investments	(8.0)	(2.9)	0.8	(1.5)
General administrative expenses	(526.2)	(535.0)	(646.3)	(584.4)
Other operating profit/loss	3.9	(2.5)	(23.5)	5.8
Income from disposal of group assets	0.2	13.1	(0.9)	–
Profit before tax	**314.1**	**346.8**	**284.2**	**369.6**
Income taxes	(67.9)	(87.2)	(47.4)	(90.2)
Profit after tax	**246.3**	**259.6**	**236.8**	**279.4**
Minority interests in profit	(37.4)	(35.3)	(21.3)	(24.9)
Consolidated profit	**208.8**	**224.3**	**215.6**	**254.4**

in € mn	Q2/2006	Q3/2006	Q4/2006	Q1/2007
Net interest income	411.6	460.9	513.1	505.0
Provisioning for impairment losses	(69.6)	(104.3)	(79.6)	(75.9)
Net interest income after provisioning	**342.0**	**356.6**	**433.6**	**429.1**
Net commission income	230.6	245.4	272.4	275.1
Trading profit	41.4	40.5	63.0	35.6
Net income (loss) from derivative financial instruments	2.0	(0.5)	(0.9)	(2.7)
Net income from financial investments	0.2	100.8	4.1	0.8
General administrative expenses	(396.6)	(412.2)	(537.3)	(476.5)
Other operating profit/loss	7.6	0.9	(14.4)	17.0
Income from disposal of group assets	–	–	506.6	14.1
Profit before tax	**227.2**	**331.5**	**727.0**	**292.5**
Income taxes	(45.1)	(53.7)	(64.0)	(61.7)
Profit after tax	**182.1**	**277.8**	**663.0**	**230.8**
Minority interests in profit	(17.1)	(27.7)	(20.2)	(38.2)
Consolidated profit	**165.0**	**250.1**	**642.8**	**192.6**

Balance sheet

Assets in € mn	Notes	31/3 2008	31/12 2007	Change
Cash reserve		2,704	3,664	(26.2)%
Loans and advances to banks	(11,30)	13,183	11,053	19.3%
Loans and advances to customers	(12,30)	51,149	48,880	4.6%
Impairment losses on loans and advances	(13)	(1,179)	(1,103)	6.8%
Trading assets	(14,30)	2,921	2,809	4.0%
Derivatives	(15,30)	130	92	41.0%
Financial investments	(16,30)	4,160	4,133	0.6%
Investments in associates		25	24	3.7%
Intangible fixed assets	(17)	1,116	1,137	(1.8)%
Tangible fixed assets	(18)	1,147	1,154	(0.6)%
Other assets	(19,30)	1,116	899	24.0%
Total assets		**76,472**	**72,743**	**5.1%**

Equity and liabilities in € mn	Notes	31/3 2008	31/12 2007	Change
Deposits from banks	(20,30)	20,510	19,927	2.9%
Deposits from customers	(21,30)	42,053	40,457	3.9%
Liabilities evidenced by paper	(22,30)	2,921	2,320	25.9%
Provisions for liabilities and charges	(23,30)	398	315	26.4%
Trading liabilities	(24,30)	756	541	39.8%
Derivatives	(25,30)	299	154	93.9%
Other liabilities	(26,30)	1,164	874	33.1%
Subordinated capital	(27,30)	1,525	1,532	(0.4)%
Equity	(28)	6,846	6,622	3.4%
Consolidated equity		5,715	4,986	14.6%
Consolidated profit		254	841	(69.8)%
Minority interests		877	795	10.3%
Total equity and liabilities		**76,472**	**72,743**	**5.1%**

Statement of changes in equity

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2007	**434**	**1,390**	**980**	**1,182**	**604**	**4,590**
Capital increases	–	–	–	–	18	18
Transferred to retained earnings	–	–	1,182	(1,182)	–	–
Dividend payments	–	–	–	–	(10)	(10)
Comprehensive income	–	–	4	193	42	239
Own shares/share incentive program	–	1	–	–	–	1
Other changes	–	–	(13)	–	13	–
Equity as of 31/3/2007	**434**	**1,391**	**2,153**	**193**	**666**	**4,837**

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2008	**469**	**2,588**	**1,929**	**841**	**795**	**6,622**
Capital increases	–	–	–	–	52	52
Transferred to retained earnings	–	–	841	(841)	–	–
Dividend payments	–	–	–	–	(4)	(4)
Comprehensive income	–	–	(102)	254	32	184
Own shares/share incentive program	(1)	(26)	–	–	–	(27)
Other changes	–	–	17	–	2	19
Equity as of 31/3/2008	**468**	**2,562**	**2,686**	**254**	**877**	**6,846**

Comprehensive income

	Group equity		Minority interests	
in € mn	31/3/2008	31/3/2007	31/3/2008	31/3/2007
Consolidated profit	**254**	**193**	**25**	**38**
Exchange differences	(142)	(11)	6	4
Capital hedge	52	15	–	–
Cash flow hedge	(12)	–	1	–
Comprehensive income	**152**	**197**	**32**	**42**

Cash flow statement

in € mn	1/1–31/3 2008	1/1–31/3 2007
Cash and cash equivalents at the end of the previous period	**3,664**	**4,064**
Net cash from operating activities	(866)	(26)
Net cash from investing activities	(78)	60
Net cash from financing activities	41	8
Effect of exchange rate changes	(57)	3
Cash and cash equivalents at the end of period	**2,704**	**4,109**

Segment reporting

Raiffeisen International primarily divides its business according to the following customer and proprietary business segments:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

The *Corporate Customers* segment encompasses business with local and international medium-sized enterprises and key accounts. Retail Customers comprises private individuals and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The *Treasury* segment includes the Treasury department's proprietary trading as well as investment banking activities, which are only carried out by a few group units. Besides non-banking business, the *Participations and other* segment also encompasses the management of equity participations. In addition, this segment covers other cross-segment activities, including especially those in the parent company *Raiffeisen International Bank-Holding AG.*

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. The basis for the classification is the location of the head office of the respective business outlets.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Moldova, Romania, and Serbia
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and Ukraine

a) Segment reporting by business segment

1/1–31/3/2008 in € mn	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	252.2	404.4	65.4	(10.8)	711.1
Provisioning for impairment losses	(26.2)	(66.6)	(0.0)	(0.1)	(93.0)
Net interest income after provisioning	**225.9**	**337.7**	**65.4**	**(11.0)**	**618.1**
Net commission income	116.1	212.3	1.6	0.8	330.8
Trading profit	1.5	0.8	36.4	(1.2)	37.5
Net income (loss) from derivative financial instruments	0.0	(9.0)	(27.7)	–	(36.7)
Net income (loss) from financial investments	(1.4)	–	(0.8)	0.7	(1.5)
General administrative expenses	(121.9)	(412.2)	(26.1)	(24.2)	(584.4)
Other operating profit (loss)	7.1	2.9	(0.0)	(4.2)	5.8
Profit before tax	**227.3**	**132.5**	**48.8**	**(38.9)**	**369.6**
Risk-weighted assets (credit risk)	30,154	15,241	6,011	4,219	55,625
Own funds requirement	2,565	1,469	893	331	5,257
Average number of staff	9,163	46,902	1,446	1,924	59,435
Cost/income ratio	32.4%	66.5%	25.3%	–	53.8%
Average equity	3,292	2,052	717	511	6,572
Return on Equity before tax	**27.6%**	**25.8%**	**27.2%**	**–**	**22.5%**

1/1–31/3/2007 in € mn	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	159.2	306.7	34.8	4.3	505.0
Provisioning for impairment losses	(26.6)	(48.0)	0.0	(1.3)	(75.9)
Net interest income after provisioning	**132.6**	**258.7**	**34.8**	**3.0**	**429.1**
Net commission income	96.6	174.0	3.4	1.0	275.1
Trading profit	2.1	0.3	31.5	1.6	35.6
Net income (loss) from derivative financial instruments	0.0	(0.2)	(2.5)	–	(2.7)
Net income from financial investments	0.7	0.0	0.1	0.0	0.8
General administrative expenses	(94.7)	(326.9)	(19.3)	(35.7)	(476.5)
Other operating profit	5.3	5.4	0.2	6.0	17.0
Income from disposal of group assets	–	–	–	14.1	14.1
Profit before tax	**142.7**	**111.4**	**48.3**	**(9.9)**	**292.5**
Risk-weighted assets (credit risk)	19,182	13,828	3,593	3,438	40,041
Own funds requirement	1,535	1,106	530	275	3,446
Average number of staff	7,721	42,374	1,120	2,045	53,259
Cost/income ratio	35.9%	67.2%	27.6%	–	57.2%
Average equity	2,083	1,523	655	320	4,581
Return on Equity before tax	**27.4%**	**29.3%**	**29.5%**	**–**	**25.5%**

b) Segment reporting by region

1/1-31/3/2008 *in € mn*	*CE*	*SEE*	*CIS*	*Total*
Net interest income	238.5	211.2	261.4	711.1
Provisioning for impairment losses	(42.5)	(27.2)	(23.3)	(93.0)
Net interest income after provisioning	**196.0**	**184.0**	**238.1**	**618.1**
Net commission income	135.9	101.5	93.5	330.8
Trading profit	4.2	6.9	26.4	37.5
Net income from derivative financial instruments	(3.2)	(0.5)	(33.0)	(36.7)
Net income (loss) from financial investments	1.7	(3.3)	0.0	(1.5)
General administrative expenses	(221.4)	(172.3)	(190.7)	(584.4)
Other operating profit (loss)	(3.1)	10.5	(1.6)	5.8
Profit before tax	**110.1**	**126.8**	**132.7**	**369.6**
Total assets	31,347	23,602	21,523	76,472
Risk-weighted assets (credit risk)	22,207	17,253	16,165	55,625
Own funds requirement	2,115	1,614	1,528	5,257
Average number of staff	13,205	17,136	29,094	59,435
Cost/income ratio	59.0%	52.2%	50.2%	53.8%
Average equity	2,690	1,917	1,965	6,572
Return on Equity before tax	**16.4%**	**26.5%**	**27.0%**	**22.5%**

1/1-31/3/2007 *in € mn*	*CE*	*SEE*	*CIS*	*Total*
Net interest income	177.0	152.2	175.8	505.0
Provisioning for impairment losses	(19.9)	(17.3)	(38.7)	(75.9)
Net interest income after provisioning	**157.1**	**134.9**	**137.1**	**429.1**
Net commission income	109.8	80.7	84.6	275.1
Trading profit	11.9	14.9	8.9	35.6
Net income (loss) from derivative financial instruments	(0.1)	(0.1)	(2.5)	(2.7)
Net income (loss) from financial investments	(0.3)	1.1	(0.1)	0.8
General administrative expenses	(182.3)	(145.0)	(149.3)	(476.5)
Other operating profit (loss)	7.0	11.1	(1.1)	17.0
Income from disposal of group assets	11.4	–	2.7	14.1
Profit before tax	**114.5**	**97.6**	**80.3**	**292.5**
Total assets	24,106	19,340	16,175	59,621
Risk-weighted assets (credit risk)	16,477	12,463	11,101	40,041
Own funds requirement	1,413	1,050	983	3,446
Average number of staff	11,627	13,763	27,869	53,259
Cost/income ratio	59.6%	56.0%	55.7%	57.2%
Average equity	1,901	1,402	1,277	4,581
Return on Equity before tax	**24.1%**	**27.8%**	**25.2%**	**25.5%**

Notes

Accounting and valuation principles

The consolidated financial statements of Raiffeisen International are prepared in conformity with the *International Financial Reporting Standards* (*IFRS*) published by the *International Accounting Standards Board* (*IASB*) and the international accounting standards adopted by the EU on the basis of IAS Regulation (EC) 1606/2002 including the applicable interpretations of the *International Financial Reporting Interpretations Committee* (*IFRIC/SIC*). The unaudited interim report as of 31 March 2008 is prepared in conformity with IAS 34. In the interim reporting, exactly the same accounting and valuation principles and consolidation methods are applied as in the preparation of the 2007 consolidated financial statements.

Changes in consolidated group

	Fully consolidated		Equity method	
Number of units	*31/3/2008*	*31/12/2007*	*31/3/2008*	*31/12/2007*
As of beginning of period	*121*	*105*	*3*	*3*
Included for the first time in the financial period	*5*	*29*	–	–
Excluded in the financial period	–	*(10)*	–	–
Merged in the financial period	–	*(3)*	–	–
As of end of period	***126***	***121***	***3***	***3***

The following companies were firstly integrated in the consolidated financial statements:

Name	*Share*	*Included as of*	*Fact*
Orchideus Property, s.r.o., Prague (CZ)	*69.0%*	*1/2*	*Start-up*
Raiffeisen Capital & Investment S.A., Bucharest (RO)	*99.5%*	*1/1*	*Materiality*
Rb Kereskedhöház Kft, Budapest (HU)	*70.3%*	*1/1*	*Materiality*
RB Russia Finance Limited, Dublin (IRL)	*0.0%*	*1/1*	*Start-up*
ROOF Consumer Bulgaria 2007 - I B.V., Amsterdam (NL)	*0.0%*	*1/3*	*Start-up*

RB Russia Finance Limited, Dublin, a special purpose vehicle to raise capital for ZAO Raiffeisenbank, Moscow, was integrated as of 1 January 2008.

ROOF Consumer Bulgaria 2007 – I B.V., Amsterdam, was founded in connection with a securitisation of unsecured consumer loans in Bulgaria and therefore consolidated for the first time as of 1 March 2008 due to control principle.

Notes to the income statement

(1) Income statement according to valuation categories

The following table shows income statement according to IAS 39 valuation categories:

in € mn	*1/1–31/3 2008*	*1/1–31/3 2007*	*Change*
Net gains (losses) on financial assets and liabilities held-for-trading	*(159.5)*	*(34.9)*	*356.6%*
Result from financial assets and liabilities at fair value through profit or loss	*18.5*	*17.2*	*7.9%*
Result from financial assets available-for-sale	*0.7*	*0.0*	*>500%*
Result from loans and receivables	*1,160.4*	*844.4*	*37.4%*
Result from financial assets held-to-maturity	*37.9*	*36.9*	*2.9%*
Result from financial liabilities measured at amortised cost	*(636.1)*	*(478.1)*	*33.1%*
Result from derivatives (hedging)	*34.6*	*15.7*	*120.6%*
Net revaluations from exchange differences	*160.4*	*61.5*	*160.8%*
Other operating income/expenses	*(247.3)*	*(170.2)*	*45.3%*
Total profit before tax from continuing operations	***369.6***	***292.5***	***26.4%***

(2) Net interest income

in € mn	1/1-31/3 2008	1/1-31/3 2007
Interest income	**1,346.2**	**982.2**
from loans and advances to banks	130.0	124.8
from loans and advances to customers	1,048.1	747.2
from current financial assets	20.8	16.3
from financial investments	37.9	36.9
from leasing claims	74.7	47.7
from non-trading derivative financial instruments (net)	34.7	9.3
Current income from shareholdings	**0.0**	**0.0**
Interest-like income	**1.3**	**0.7**
Total interest and interest-like income	**1,347.5**	**982.2**
Current income from associates	**0.5**	**0.2**
Interest expenses	**(635.1)**	**(476.7)**
on deposits from banks	(244.2)	(170.5)
on deposits from customers	(336.1)	(267.1)
on liabilities evidenced by paper	(31.9)	(20.5)
on subordinated capital	(22.9)	(18.6)
Interest-like expenses	**(1.7)**	**(1.4)**
Total interest expenses and interest-like expenses	**(636.9)**	**(478.1)**
Net interest income	**711.1**	**505.0**

(3) Provisioning for impairment losses

in € mn	1/1-31/3 2008	1/1-31/3 2007
Individual loan loss provisions	**(76.9)**	**(27.2)**
Allocation to provisions for impairment losses	(135.2)	(95.2)
Release of provisions for impairment losses	61.4	77.1
Direct write-downs	(7.3)	(15.1)
Income received on written-down claims	4.2	5.9
Portfolio-based loan loss provisions	**(16.2)**	**(48.7)**
Allocation to provisions for impairment losses	(73.9)	(104.2)
Release of provisions for impairment losses	57.7	55.5
Total	**(93.0)**	**(75.9)**

(4) Net commission income

in € mn	1/1-31/3 2008	1/1-31/3 2007
Payment transfer business	145.3	118.8
Loan administration and guarantee business	42.6	33.1
Securities business	11.1	12.4
Foreign currency and precious-metals business	100.5	77.6
Management of investment and pension funds	10.5	6.2
Other banking services	20.8	27.0
Total	**330.8**	**275.1**

(5) Trading profit

in € mn	1/1-31/3 2008	1/1-31/3 2007
Interest-based transactions	(10.7)	12.5
Currency-based transactions	53.5	16.1
Equity-/index-based transactions	(5.4)	5.8
Other transactions	0.1	1.2
Total	**37.5**	**35.6**

(6) Net income from derivative financial instruments

in € mn	1/1-31/3 2008	1/1-31/3 2007
Net result from other derivative financial instruments	(36.8)	(2.6)
Net result from credit derivative financial instruments	0.1	-
Total	**(36.7)**	**(2.7)**

(7) Income from financial investments

in € mn	1/1-31/3 2008	1/1-31/3 2007
Net income from financial investments held-to-maturity and equity participations	**0.7**	**0.0**
Net valuations of financial investments held-to-maturity and equity participations	0.7	0.0
Net proceeds from sales of financial investments held-to-maturity and equity participations	–	0.0
Net income from securities at fair value through profit and loss	**(2.2)**	**0.8**
Net valuations of securities at fair value through profit and loss	(0.1)	1.0
Net proceeds from sales of securities at fair value through profit and loss	(2.1)	(0.2)
Total	**(1.5)**	**0.8**

(8) General administrative expenses

in € mn	1/1-31/3 2008	1/1-31/3 2007
Staff expenses	(294.1)	(234.4)
Other administrative expenses	(233.6)	(191.5)
Depreciation on intangible and tangible fixed assets	(56.7)	(50.6)
Total	**(584.4)**	**(476.5)**

(9) Other operating profit

in € mn	1/1-31/3 2008	1/1-31/3 2007
Sales revenues from non-banking activities	39.2	13.8
Expenses arising from non-banking activities	(36.7)	(9.1)
Net result from additional leasing services	(0.4)	(0.3)
Net result from real estate	0.8	0.7
Net result from operating lease	8.1	4.4
Net proceeds from disposal of tangible and intangible fixed assets	(0.1)	(0.3)
Other taxes	(12.1)	(10.6)
Income from release of negative goodwill	3.6	12.4
Net expense from allocation and release of other provisions	0.6	(1.9)
Sundry operating income	5.9	11.3
Sundry operating expenses	(3.1)	(3.4)
Total	**5.8**	**17.0**

Notes to the balance sheet

(10) Balance sheet according to valuation categories

The following table shows balance sheet according to IAS 39 valuation categories:

Assets according to valuation categories in € mn	*31/3/2008*	*31/12/2007*	*Change*
Trading assets	3,052	2,902	5.2%
Financial assets at fair value through profit or loss	1,627	1,566	3.9%
Financial assets available-for-sale	40	40	0.0%
Loans and advances	66,938	63,348	5.7%
Financial assets held-to-maturity	2,484	2,528	(1.8)%
Other assets	2,331	2,358	(1.1)%
Total assets	**76,472**	**72,743**	**5.1%**

Positive market values of derivatives are reported in the valuation category *trading assets*. The valuation category *financial assets available-for-sale* comprises solely other equity participations. *Loans and advances* are reported net of any provisions for impairment losses. *Other assets* comprise intangible and tangible fixed assets as well as investments in associates and other affiliated companies.

Equity and liabilities according to valuation categories in € mn	*31/3/2008*	*31/12/2007*	*Change*
Trading liabilities	1,056	695	51.8%
Liabilities at amortised cost	68,172	65,111	4.7%
Provisions for liabilities and charges	398	315	26.4%
Equity	6,846	6,622	3.5%
Total equity and liabilities	**76,472**	**72,743**	**5.1%**

Negative market values of derivatives are reported in the valuation category *trading liabilities*.

(11) Loans and advances to banks

in € mn	*31/3/2008*	*31/12/2007*
Giro and clearing business	1,509	1,472
Money market business	6,030	6,379
Loans to banks	5,635	3,191
Purchased loans	4	–
Leasing claims	2	2
Claims evidenced by paper	3	9
Total	**13,183**	**11,053**

Loans and advances to banks classified regionally (counterparty's seat) are as follows:

in € mn	31/3/2008	31/12/2007
Central Europe (CE)	1,775	2,200
Southeastern Europe (SEE)	3,021	2,975
Commonwealth of Independent States (CIS)	1,577	1,051
Austria	5,722	3,433
Other countries	1,088	1,394
Total	**13,183**	**11,053**

Loans and advances break down into the following bank segments:

in € mn	31/3/2008	31/12/2007
Central banks	4,042	4,360
Commercial banks	9,122	6,674
Multinational development banks (MDB)	19	19
Total	**13,183**	**11,053**

(12) Loans and advances to customers

in € mn	31/3/2008	31/12/2007
Credit business	25,433	24,536
Money market business	8,136	7,897
Mortgage loans	13,418	12,433
Purchased loans	504	564
Leasing claims	3,653	3,442
Claims evidenced by paper	5	7
Total	**51,149**	**48,880**

Loans and advances to customers break down into business segments according to Basel II definition as follows:

in € mn	31/3/2008	31/12/2007
Sovereigns	1,055	966
Corporate customers – large	26,412	25,693
Corporate customers – small business	4,676	4,496
Retail customers – private individuals	16,076	15,003
Retail customers – small and medium-sized entities	2,788	2,594
Other	142	127
Total	**51,149**	**48,880**

Loans and advances to customers classified regionally (counterparty's seat) are as follows:

in € mn	31/3/2008	31/12/2007
Central Europe (CE)	22,009	20,328
Southeastern Europe (SEE)	11,405	10,976
Commonwealth of Independent States (CIS)	13,816	14,186
Austria	17	18
Other countries	3,902	3,373
Total	**51,149**	**48,880**

(13) Impairment losses on loans and advances

Provisions for impairment losses are allocated to the following asset classes according to Basel II definition:

in € mn	31/3/2008	31/12/2007
Sovereigns	2	2
Banks	1	1
Corporate customers – large	487	465
Corporate customers – small business	127	127
Retail customers – private individuals	464	423
Retail customers – small and medium-sized entities	98	86
Total	**1,179**	**1,103**

The following table shows the geographic breakdown of provisioning (including provisions for contingent liabilities) by the customers' home country:

in € mn	As of 1/1/2008	Change in consolidated group	Allocation*	Release	Usage**	Transfers, exchange differences	As of 31/3/2008
Individual loan loss provisions	**804**	**–**	**138**	**(61)**	**(6)**	**(11)**	**863**
CE	302	–	61	(29)	(4)	3	334
SEE	191	–	32	(21)	(2)	1	201
CIS	310	–	45	(12)	–	(15)	328
Portfolio-based provisions	**367**	**–**	**74**	**(58)**	**–**	**(6)**	**378**
CE	126	–	33	(24)	–	2	138
SEE	66	–	23	(6)	–	(1)	82
CIS	175	–	18	(28)	–	(8)	157
Total	**1,171**	**–**	**212**	**(119)**	**(6)**	**(17)**	**1,241**

* Allocation including direct write-downs and income on written down claims.

** Usage includes direct write-downs and income on written down claims.

The following table gives an overview of the loans and advances as well as loan loss provisions according to Basel II asset classes:

31/3/2008 in € mn	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
Banks	13,183	–	1	13,182	23
Sovereigns	1,055	2	–	1,053	13
Corporate customers – large	26,412	385	103	25,924	1,191
Corporate customers – small business	4,676	96	31	4,549	224
Retail customers – private individuals	16,076	268	195	15,613	379
Retail customers – small and medium-sized entities	2,788	69	29	2,690	159
Other	142	–	–	142	–
Total	**64,332**	**820**	**359**	**63,153**	**1,989**

31/12/2007 in € mn	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
Banks	11,053	–	–	11,053	–
Sovereigns	966	2	–	965	32
Corporate customers – large	25,693	357	108	25,228	1,122
Corporate customers – small business	4,496	98	29	4,369	268
Retail customers – private individuals	15,003	237	185	14,580	295
Retail customers – small and medium-sized entities	2,594	61	25	2,508	262
Other	127	–	–	127	–
Total	**59,933**	**755**	**348**	**58,830**	**1,978**

(14) Trading assets

in € mn	31/3/2008	31/12/2007
Bonds, notes and other fixed-interest securities	1,838	2,049
Shares and other variable-yield securities	78	78
Positive fair values of derivative financial instruments	749	528
Call/time deposits for trading purposes	3	14
Pledged securities ready to be sold/repledged by transferee	253	140
Total	**2,921**	**2,809**

(15) Derivative financial instruments

in € mn	31/3/2008	31/12/2007
Positive fair values of derivatives in fair value hedges (IAS 39)	2	6
Positive fair values of banking book derivatives without hedge accounting	128	86
Total	**130**	**92**

(16) Financial investments

in € mn	31/3/2008	31/12/2007
Bonds, notes and other fixed-interest securities	4,002	3,932
Shares and other variable-yield securities	65	102
Pledged securities ready to be sold/repledged by transferee	9	16
Equity participations	84	84
Total	**4,160**	**4,133**

(17) Intangible fixed assets

in € mn	31/3/2008	31/12/2007
Goodwill	748	757
Software	189	191
Other intangible fixed assets	179	189
Total	**1,116**	**1,137**

(18) Tangible fixed assets

in € mn	31/3/2008	31/12/2007
Land and buildings used by the Group for own purposes	496	505
Other land and buildings (investment property)	16	16
Office furniture and equipment as well as other tangible fixed assets	436	450
Leased assets (operating lease)	199	183
Total	**1,147**	**1,154**

(19) Other assets

in € mn	31/3/2008	31/12/2007
Tax assets	247	167
Receivables arising from non-banking activities	67	83
Prepayments and other deferrals	390	228
Clearing claims from securities and payment transfer business	22	100
Lease in progress	118	102
Other assets	272	220
Total	**1,116**	**899**

(20) Deposits from banks

in € mn	31/3/2008	31/12/2007
Giro and clearing business	457	522
Money market business	8,647	6,293
Long-term loans	11,406	13,112
Total	**20,510**	**19,927**

Deposits from banks classified regionally (counterparty's seat) break down as follows:

in € mn	31/3/2008	31/12/2007
Central Europe (CE)	1,789	1,620
Southeastern Europe (SEE)	440	452
Commonwealth of Independent States (CIS)	743	750
Austria	10,769	10,732
Other countries	6,769	6,373
Total	**20,510**	**19,927**

The deposits break down into the following bank segments:

in € mn	31/3/2008	31/12/2007
Central banks	106	53
Commercial banks	19,994	19,482
Multinational development banks (MDB)	410	392
Total	**20,510**	**19,927**

(21) Deposits from customers

in € mn	31/3/2008	31/12/2007
Sight deposits	18,557	17,585
Time deposits	22,299	21,628
Savings deposits	1,197	1,244
Total	**42,053**	**40,457**

Deposits break down as follows according to Basel II definition:

in € mn	31/3/2008	31/12/2007
Sovereigns	1,258	1,199
Corporate customers – large	16,417	14,875
Corporate customers – small business	2,633	2,965
Retail customers – private individuals	18,368	17,461
Retail customers – small and medium-sized entities	2,889	3,500
Others	488	457
Total	**42,053**	**40,457**

Deposits from customers classified regionally (counterparty's seat) are as follows:

in € mn	31/3/2008	31/12/2007
Central Europe (CE)	17,523	17,006
Southeastern Europe (SEE)	12,468	12,868
Commonwealth of Independent States (CIS)	10,516	9,071
Austria	140	143
Other countries	1,406	1,370
Total	**42,053**	**40,457**

(22) Liabilities evidenced by paper

in € mn	31/3/2008	31/12/2007
Bonds and notes issued	2,156	1,621
Other liabilities evidenced by paper	765	700
Total	**2,921**	**2,320**

(23) Provisions for liabilities and charges

in € mn	31/3/2008	31/12/2007
Taxes	158	82
Contingent liabilities and commitments	62	68
Pending legal issues	44	46
Overdue vacation	34	34
Other	100	85
Total	**398**	**315**

(24) Trading liabilities

in € mn	31/3/2008	31/12/2007
Negative fair values of derivative financial instruments	726	502
Call/time deposits for trading purposes	30	39
Total	**756**	**541**

(25) Derivative financial instruments

in € mn	31/3/2008	31/12/2007
Negative fair values of derivatives in cash flow hedges (IAS 39)	21	8
Negative fair values of bankbook derivatives without hedge accounting	278	146
Total	**299**	**154**

(26) Other liabilities

in € mn	31/3/2008	31/12/2007
Liabilities arising from non-banking business	98	112
Accruals and deferred items	308	193
Liabilities arising from dividends	3	–
Clearing claims from securities and payment transfer business	248	259
Any other business	506	309
Total	**1,164**	**874**

(27) Subordinated capital

in € mn	31/3/2008	31/12/2007
Hybrid tier 1 capital	511	504
Subordinated liabilities	827	930
Supplementary capital	187	98
Total	**1,525**	**1,532**

(28) Equity and minorities

in € mn	31/3/2008	31/12/2007
Consolidated equity	5,715	4,986
Subscribed capital	468	469
Capital reserves	2,561	2,588
Retained earnings	2,686	1,929
Consolidated profit	254	841
Minority interests	877	795
Total	**6,846**	**6,622**

Additional notes

(29) Contingent liabilities and commitments

in € mn	31/3/2008	31/12/2007
Contingent liabilities	4,572	4,598
Commitments (irrevocable credit lines)	5,929	8,081

Moreover revocable credit lines were granted to an amount of € 6,681million (2007: € 5,493 million) which currently bear no credit risk.

(30) Related parties

Transactions with related parties who are natural persons are limited to banking business transactions which are carried out at fair market conditions. Moreover, members of the Managing Board hold shares of Raiffeisen International Bank-Holding AG. This information is published on the website of Raiffeisen International.

Further business transactions, especially large banking business transactions with related parties who are natural persons were not concluded in the reporting period.

Transactions with related companies, especially relations to the parent company Raiffeisen Zentralbank Österreich Aktiengesellschaft, Vienna, as majority shareholder are shown in the tables below:

31/3/2008 in € mn	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at equity	Other interests
Loans and advances to banks	5,341	62	166	1	1
Loans and advances to customers	–	–	88	–	23
Trading assets	31	–	3	11	1
Financial investments	–	–	44	–	40
Investments in associates	–	–	–	25	–
Other assets including derivatives	43	–	2	–	–
Deposits from banks	9,537	39	1,931	17	224
Deposits from customers	6	–	30	5	16
Liabilities evidenced by paper	36	–	–	–	–
Provisions for liabilities and charges	4	–	–	–	–
Trading liabilities	36	–	2	–	–
Other liabilities including derivatives	164	–	1	–	1
Subordinated capital	813	23	539	–	–
Guarantees given	268	–	2	–	–
Guarantees received	31	2	–	–	1

31/12/2007 in € mn	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at equity	Other interests
Loans and advances to banks	3,263	56	6	–	22
Loans and advances to customers	–	–	194	–	22
Trading assets	22	–	5	–	1
Financial investments	–	–	44	11	40
Investments in associates	–	–	–	24	–
Other assets (including derivatives)	42	–	1	–	–
Deposits from banks	9,940	36	1,263	13	130
Deposits from customers	2	–	37	2	19
Liabilities evidenced by paper	43	–	–	–	–
Provisions for liabilities and charges	2	–	–	–	–
Trading liabilities	24	–	–	–	–
Other liabilities (including derivatives)	105	–	2	–	–
Subordinated capital	824	23	532	–	–
Guarantees given	386	–	2	10	2
Guarantees received	149	1	1	–	1

(31) Regulatory own funds

As a subsidiary of Raiffeisen Zentralbank Österreich Aktiengesellschaft, Raiffeisen International Bank-Holding AG does not have its own Group of credit institutions as defined by the Austrian Banking Act (BWG). Therefore, it is not itself subject to the relevant regulatory requirements. However, the following figures are accounted for within the scope of RZB Group of credit institutions. They are provided here for information purposes only.

The own funds of Raiffeisen International according to the Austrian Banking Act 1993/Amendment 2006 (Basel II) are comprised of the following (the figures as of 31 December 2007 are based on Basel I and are adapted to the new reporting scheme):

in € mn	***31/3/2008***	***31/12/2007***
Paid-in capital	*3,030*	*3,057*
Earned capital	*1,282*	*1,259*
Minority interests	*1,101*	*1,079*
Hybrid tier 1 capital	*500*	*500*
Intangible fixed assets	*(211)*	*(203)*
Core capital (tier 1 capital)	***5,702***	***5,692***
Deductions from the core capital	*(22)*	*(11)*
Eligible core capital (after deductions)	***5,680***	***5,681***
Additional own funds according to Section 23 (1) 5 BWG	*91*	*91*
Hidden reserves	*378*	*–*
Long-term subordinated own funds	*839*	*866*
Additional own funds (tier 2 capital)	***1,308***	***957***
Deductions from the additional own funds	*(22)*	*(11)*
Eligible additional own funds (after deductions)	***1,286***	***946***
Tier 2 capital available to be redesignated as tier 3 capital	*67*	*57*
Short-term subordinated capital (tier 3 capital)	***67***	***57***
Total own funds	***7,033***	***6,684***
Total own funds requirement	***5,257***	***4,317***
Excess own funds	*1,776*	*2,367*
Excess cover ratio	*33.8%*	*54.8%*
Core capital ratio (tier 1), credit risk	*10.2%*	*11.4%*
Core capital ratio (tier 1), incl. market and operational risk	*8.6%*	*10.5%*
Own funds ratio	*10.7%*	*12.4%*

The total own funds requirement is as follows (the figures as of 31 December 2007 are based on Basel I and are adapted to the new reporting scheme):

in € mn	31/3/2008	31/12/2007
Risk-weighted assets according to Section 22 BWG	55,625	49,802
of which 8 per cent minimum own funds for the credit risk according to Sections §§ 22a to 22h BWG	4,450	3,984
Own funds requirement for position risk in bonds, equities and commodities	185	146
Own funds requirement for open currency positions	185	187
Own funds requirement for the operational risk	437	–
Total own funds requirement	**5,257**	**4,317**

Risk-weighted assets for the credit risk according to asset classes break down as follows:

in € mn	31/3/2008
Central governments and central banks	3,378
Regional governments	533
Public administration and non-profit organisations	124
Multinational development banks	11
Banks	2,262
Corporates	35,586
Retail (including small and medium-sized entities)	11,571
Investment funds	64
Securitization positions	5
Other positions	2,092
Total	**55,625**

(32) Average number of staff

The average number of staff employed during the reporting period (full-time equivalents) break down as follows:

Full-time equivalents	1/1–31/3 2008	1/1–31/3 2007
CE	13,110	11,581
SEE	17,062	13,709
CIS	29,012	27,760
Austria	251	209
Total	**59,435**	**53,259**

(33) Statement of all members of the Management Board to the interim report

We confirm to the best of our knowledge that the condensed consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group as required by the applicable accounting standards and that the group management report gives a true and fair view of important events that have occurred during the first three months of the financial year and their impact on the condensed interim financial statements, of the principal risks and uncertainties for the remaining nine months of the financial year and of the major related party transactions disclosed.

The Managing Board

Herbert Stepic	Martin Grüll	Aris Bogdaneris
Rainer Franz	Peter Lennkh	Heinz Wiedner

Financial calendar for 2008

8 May	*First Quarter Report, Conference Call*
10 June	*Annual General Meeting*
18 June	*Ex-Dividend and Dividend Payment Date*
24 July	*Start of Quiet Period*
7 August	*Semi-Annual Report, Conference Call*
26 September	*Capital Markets Day in St. Petersburg, Russia*
23 October	*Start of Quiet Period*
6 November	*Third Quarter Report, Conference Call*

Publication Details

Published by Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by Investor Relations
Copy deadline: 5 May 2008
Produced in Vienna
Website: www.ri.co.at
This report is also available in German.

Inquiries to Investor Relations
E-mail: investor.relations@ri.co.at
Website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089

Inquiries to Public Relations
E-mail: ri-communications@ri.co.at
Website: www.ri.co.at → Public Relations
Phone: +43 (1) 71 707 1504

Disclaimer

END